Exhibit 99.1

Company Registration No. 201501874G

VinFast Auto Ltd. and its subsidiaries

Annual Financial Statements

31 December 2024

VinFast Auto Ltd. and its subsidiaries

Contents

Pages

Directors’ statement	1 – 5
Independent auditor’s report	6 – 11
Consolidated statement of profit or loss	12
Consolidated statement of comprehensive income	13
Statement of financial position	14 – 15
Statements of changes in equity	16 – 18
Consolidated statement of cash flows	19 – 20
Notes to the financial statements	21 – 152

VinFast Auto Ltd. and its subsidiaries

Director’s Statement

The directors hereby present their statement to the members together with the audited consolidated financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) for the financial year ended 31 December 2024.

Opinion of the directors

In the opinion of the directors,

(a)	the consolidated financial statements of the Group and the statement of financial position, statement of profit or loss, statement of comprehensive income of the Company are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2024, and the financial performance, changes in equity and cash flows of the Group and the financial performance and changes in equity of the Company for the year ended on that date, and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due as the immediate holding company has agreed to provide financial support for the Company to meet its liabilities as and when they fall due.

Directors

The directors of the Company in office at the date of this statement are:

Pham Nhat Vuong

Le Thi Thu Thuy

Ling Chung Yee, Roy

Tham Chee Soon

Nguyen Thi Van Trinh

Nguyen Thi Lan Anh

VinFast Auto Ltd. and its subsidiaries

Director’s Statement

Arrangements to enable directors to acquire shares and debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, other than as disclosed under “Restricted Share Units" below

Restricted Share Units (“RSUs”)

Certain awards under the Incentive Award Plan (the “Scheme”) for employees of the Group was approved by Board of Directors of the Company at the Directors’ Resolution on 27 March 2024. Under the Scheme, RSUs are granted to the Company’s employees with different vesting dates.

During 2024, 600,000 RSUs were granted to Ms. Le Thi Thu Thuy, a director of the Company (for clarity, such RSUs were granted to Ms. Le Thi Thu Thuy in her capacity as an employee of the Company). It includes the following:

Director	RSUs granted during the year	Vesting Date
Le Thi Thu Thuy	400,000	27 March 2024
Le Thi Thu Thuy	100,000	15 December 2024
Le Thi Thu Thuy	100,000	15 December 2025
TOTAL	600,000

The RSUs of the Company outstanding at the end of the financial year are as follows:

Director	RSUs outstanding	Vesting Date
Le Thi Thu Thuy	100,000	15 December 2025

VinFast Auto Ltd. and its subsidiaries

Director’s Statement

Directors’ interests in shares and debentures

The following director, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act 1967, an interest in shares of the Company and related corporations (other than wholly owned subsidiary corporations) as stated below:

	Direct interests		Indirect interests
	At the beginning of financial year	At the end of financial year	At the beginning of financial year	At the end of financial year
Ordinary share of the holding company
Vingroup JSC
Pham Nhat Vuong	691,274,400	691,274,400	170,610,525	170,610,525
Le Thi Thu Thuy	2,882,686	1,834,017	-	-

Ordinary share of the subsidiary
VinFast Trading and Production JSC (“VinFast Vietnam”)
Pham Nhat Vuong	2,524,850	2,464,612	-	-

VinFast Auto India Private Limited
Nguyen Thi Van Trinh	1	1	-	-

PT VinFast Automobile Indonesia
Nguyen Thi Van Trinh	10	10	-	-

PT VinFast Trading Indonesia
Nguyen Thi Van Trinh	-	10	-	-

VinES Ha Tinh Energy Solutions Joint Stock Company
Pham Nhat Vuong	180,000	–	–	–

VinFast Investment and Development Joint Stock Company
Pham Nhat Vuong	-	60,238	-	-

Ordinary share of the subsidiary of the holding company
Vingroup Investment Pte Ltd
Nguyen Thi Van Trinh	50,000	50,000	-	-

VinFast Auto Ltd. and its subsidiaries

Director’s Statement

Directors’ interests in shares and debentures (cont’d)

	Direct interests		Indirect interests
	At the beginning of financial year	At the end of financial year	At the beginning of financial year	At the end of financial year
VinES Energy Solutions Joint Stock Company
Pham Nhat Vuong	317,850,000	-	-	-

Vinhomes Joint Stock Company
Le Thi Thu Thuy	29,948	29,948	-	-

VinRobotics Robot Application and Research Development Joint Stock Company
Pham Nhat Vuong	-	39,000,000	-	-

As holding shares in Vingroup JSC, Pham Nhat Vuong and Le Thi Thu Thuy are deemed to have interest in Vingroup JSC’s subsidiaries.

Options

During the financial year, no shares of the Company were allotted and issued by virtue of the exercise of options to take up unissued shares of the Company. There were no unissued shares of the Company or its subsidiary under option at the end of the financial year.

VinFast Auto Ltd. and its subsidiaries

Director’s Statement

Auditor

Ernst & Young LLP have expressed their willingness to accept re-appointment as auditor.

/s/ Le Thi Thu Thuy
Le Thi Thu Thuy
Director

/s/ Nguyen Thi Lan Anh
Nguyen Thi Lan Anh
Director

Singapore

16 May 2025

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”), which comprise the statements of financial position of the Group and the Company as at 31 December 2024, the statements of changes in equity, the statements of profit or loss, the statements of comprehensive income of the Group and the Company, and the consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements of the Group, and the statement of financial position, statement of changes in equity, statement of profit or loss, and statement of comprehensive income of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore ("FRSs") so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2024 and of the financial performance, changes in equity of the Group and the Company, and consolidated cashflows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing ("SSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority ("ACRA") Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities ("ACRA Code") together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2.1 of the financial statements, which indicates that the Group and Company incurred a net loss of VND73,307 billion and VND 11,881 billion respectively during the year ended 31 December 2024 and, as of that date, the Group and Company’s current liabilities exceeded its current assets by VND105,461 billion and VND71,041 billion respectively. As stated in Note 2.1, these events or conditions, indicate that a material uncertainty exists that may cast significant doubt on the Group and Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current reporting year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled our responsibilities described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Impairment of property, plant and equipment, intangible assets, right-of-use assets and investment in subsidiaries

As at 31 December 2024, the carrying amounts, net of accumulated impairment, depreciation and amortization of the Group’s property, plant and equipment, intangible assets, right-of-use assets are VND 59,818,606 million (2023: VND49,754,479 million), VND31,270,698 million (2023: VND 25,495,147 million) and VND4,669,841 million (2023: VND4,969,937 million) respectively, and the Company’s investment in subsidiaries are carried at VND10,957,925 million (2023: VND9,470,979 million) (collectively, “the Assets”). As described in Note 10, Note 11, Note 23, and Note 30.1 to the financial statements, at the reporting date, the Group and Company identified indicators of impairment for cash generating units (“CGUs”) that the Assets belong to and performed impairment assessments to determine their recoverable amounts based on the higher of value in use and fair value less costs of disposal.

Pursuant to these assessments, the Group recorded impairment losses amounting to a total of VND3,267,446 million (2023: VND31,165,947 million) as disclosed in Note 10, Note 11, and Note 23, while the Company recorded impairment losses amounting to VND10,800,000 million (2023: VND 46,577,612 million impairment loss) on investments in subsidiaries as disclosed in Noted 30.1 for the year ended 31 December 2024.

The recoverable amounts of the Assets were estimated by management based on their fair value less costs of disposal, determined using an income approach. This valuation approach is based on a discounted cash flow method that relies on management’s projection of future cash flows to be generated from the Assets, and application of an appropriate discount rate. The development of key assumptions underlying these projections and discount rate required management to exercise significant judgment and are subject to uncertainties arising from the economic environments and markets the Group and Company operate in. Accordingly, we have identified this as a key audit matter.

Our procedures were performed with assistance from our internal specialists and include, among others:

•	understanding management’s process of identifying the CGUs the Assets belong to and their indicators of impairment at the reporting date;

•	evaluating the appropriateness of the income approach which is determined based on discounted cash flows;

•	reviewing management’s process of developing the cash flows forecasts and discount rates; and

•	evaluating the reasonableness of the key assumptions used in the underlying cash flow forecasts approved by the Board of directors, such as selling price of vehicles, sales volume growth rate, production costs and operating expenditures, discount rates and long-term growth rates by corroborating with relevant internal and external market and industry data in light of the Group’s operations

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Warranty reserves

As at 31 December 2024, the carrying amount of warranty provisions, which primarily relates to the automotive vehicles, amounted to VND 5,629,435 million (2023: VND 2,476,011 million) (Note 18). As disclosed in Note 2.15 to the financial statements, the Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties including recalls when identified. Management engaged an independent actuary expert to assist them in the determination of warranty reserve for vehicles.

Auditing the warranty reserve is complex given that the Group only commenced volume production of VinFast vehicles in June 2019, therefore management’s experience with warranty claims is limited. In addition, the estimation of warranty reserves involved significant judgments and estimates used by management related to the nature, frequency and average costs of claims. This involved significant auditor judgment, subjectivity, and effort in designing and performing procedures to evaluate management’s significant assumptions for the warranty reserve of VinFast vehicle models. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedure

As further disclosed in Note 4, these estimates are subject to significant estimation uncertainty, and changes to the historical or projected warranty experience may cause material changes to the warranty provision. Accordingly, we have identified this as a key audit matter.

Our audit procedures included, among others,

•	testing management’s process in developing their estimates on the nature, frequency and average costs of claims and evaluating the reasonableness of these significant assumptions by testing the completeness and accuracy of historical vehicle claims processed and testing that such claims were appropriately used by management in the estimation of claims;

•	comparing against actual claims incurred to date, evaluating relevant external market and industry data;

•	checking arithmetic accuracy of management’s computation of the warranty reserve;

•	assessing the competency, objectivity and capabilities of the independent actuary engaged by management

•	involving our internal specialist to assist in evaluating the reasonableness of certain key assumptions used to estimate the warranty provision and developing an independent estimate of warranty reserve; and

•	assessed the adequacy of the Group’s related disclosures in the financial statements with respect to the warranty reserve

Other information

Management is responsible for the other information. The other information comprises the Directors' Statement but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Auditor’s responsibilities for the audit of the financial statements (cont’d)

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

VinFast Auto Ltd. and its subsidiaries

Independent auditor’s report

For the financial year ended 31 December 2024

Independent auditor’s report to the members of VinFast Auto Ltd.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

/s/ Ernst & Young LLP

Public Accountants and

Chartered Accountants

Singapore

16 May 2025

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of profit or loss

For the financial year ended 31 December 2024

		Group		Company
	Note	2024	2023	2024	2023
		VND million	VND million Restated (*)	VND million	VND million
Revenue from contracts with customers	8.1	42,650,450	26,760,472	–	–
Revenue from leasing activities	23	1,660,920	931,454	–	–
Cost of sales	8.2	(73,571,390)	(44,498,304)	–	–
Gross loss		(29,260,020)	(16,806,378)	–	–
Other operating income	8.3	396,182	470,427	–	–
Selling and distribution expenses	8.4	(7,252,323)	(5,356,989)	–	–
Administrative expenses	8.5	(10,918,496)	(39,082,630)	(648,457)	(2,074,552)
Other operating expenses	8.6	(3,378,011)	(2,222,802)	–	–
Operating loss		(50,412,668)	(62,998,372)	(648,457)	(2,074,552)

Finance income	8.7	395,771	92,068	505,183	405,686
Finance costs	8.8	(20,008,744)	(12,126,828)	(1,040,752)	(2,510,915)
Net (loss)/gain on financial instruments at fair value through profit or loss		(3,183,030)	(4,879,833)	103,187	–
Share of losses from equity investees		(48,836)	–	–	–
Impairment loss on investment in subsidiaries	30.1	–	–	(10,800,000)	(46,577,612)
Loss before tax		(73,257,507)	(79,912,965)	(11,880,839)	(50,757,393)
Income tax (expense)/income	9	(49,027)	484,906	(183)	–
Loss for the year		(73,306,534)	(79,428,059)	(11,881,022)	(50,757,393)

Attributable to:
Equity holders of the parent		(73,212,746)	(79,332,856)
Non-controlling interests		(93,788)	(95,203)

(*)	Certain figures shown here do not correspond to the 2023 consolidated financial statements and reflect adjustments made, refer to Note 2.23.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of comprehensive income

For the financial year ended 31 December 2024

		Group		Company
	Note	2024	2023	2024	2023
		VND million	VND million Restated (*)	VND million	VND million
Loss for the year		(73,306,534)	(79,428,059)	(11,881,022)	(50,757,393)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods (net of tax):		–	–	–	–
Exchange differences on translation of foreign operations		(111,713)	(275,340)	–	–
Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods		(111,713)	(275,340)	–	–
Other comprehensive loss for the year, net of tax		(111,713)	(275,340)	–	–
Total comprehensive loss for the year, net of tax		(73,418,247)	(79,703,399)	(11,881,022)	(50,757,393)

Attributable to:
Equity holders of the parent		(73,324,459)	(79,608,196)	(11,881,022)	(50,757,393)
Non-controlling interests		(93,788)	(95,203)

Net loss per share attributable to ordinary shareholders
Basic and diluted	29	(31,309)	(34,331)

Weighted average number of shares used in loss per share computation
Basic and diluted	29	2,338,415,230	2,310,823,009

(*)	Certain figures shown here do not correspond to the 2023 consolidated financial statements and reflect adjustments made, refer to Note 2.23.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statement of financial position

As at 31 December 2024

		Group		Company
	Note	2024	2023	2024	2023
		VND million	VND million Restated (*)	VND million	VND million
ASSETS

Non-current assets
Property, plant and equipment	10	59,818,606	49,754,479	30	43
Intangible assets	11	31,270,698	25,495,147	11,467	–
Long-term financial assets at fair value through profit or loss	26.1	–	66,124	–	–
Investment in equity investees	7	1,166,102	–	–	–
Right-of-use assets	23	4,669,841	4,969,937	–	–
Investment in subsidiaries	30.1	–	–	20,657,925	9,470,979
Other long-term investments	26.3	918,040	–	–	–
Other non-current assets	12	1,715,709	5,445,344	–	–
Non-current net investment in the lease	23	1,560,075	583,029	–	–
Amounts due from related parties	30.3	3,630	47,443	–	2,648,800
Prepayments	16	692,456	193,006	75,304	110,982
Long-term trade receivables	15.2	615,650	110,312	–	–
Total non-current assets		102,430,807	86,664,821	20,744,726	12,230,804

Current assets
Inventories	14	28,986,205	31,330,801	–	–
Short-term trade receivables	15.1	5,605,044	464,526	–	–
Advances to suppliers	13	8,694,990	4,644,575	–	–
Short-term financial assets at fair value through profit or loss	26.1	185,787	548,010	–	–
Short-term amounts due from related parties	30.3	4,272,121	2,605,366	3,540,656	2,803,335
Current net investment in the lease	23	165,980	56,219	–	–
Short-term prepayments and other receivables	16	13,704,689	7,397,853	5,636	75,321
Short-term investments	26.1	823,597	4,105	–	–
Cash and cash equivalents	17	3,306,793	4,002,272	85,044	2,665,198
Assets held for sale	24	226,380	–	–	–
Total current assets		65,971,586	51,053,727	3,631,336	5,543,854
TOTAL ASSETS		168,402,393	137,718,548	24,376,062	17,774,658

EQUITY AND LIABILITIES

Equity
Share capital	29	10,164,467	10,029,207	10,164,467	10,029,207
Other reserves	29	26,849,103	(30,765,403)	(46,944)	(6,528)
Foreign currency translation reserves		(434,960)	(323,247)	–	–
Accumulated losses		(188,975,453)	(115,738,460)	(62,775,471)	(50,894,449)

(*)	Certain figures shown here do not correspond to the 2023 consolidated financial statements and reflect adjustments made, refer to Note 2.23.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statement of financial position (cont’d)

As at 31 December 2024

		Group		Company
	Note	2024	2023	2024	2023
		VND million	VND million Restated (*)	VND million	VND million
EQUITY AND LIABILITIES (cont’d)

Equity (cont’d)

Deficit attributable to equity holders of the parent		(152,396,843)	(136,797,903)	(52,657,948)	(40,871,770)
Non-controlling interests		69,807,945	77,368,478	–	–
Total deficit		(82,588,898)	(59,429,425)	(52,657,948)	(40,871,770)

Non-current liabilities
Interest-bearing loans and borrowings	21	22,862,890	30,170,149	2,325,417	5,946,887
Long-term financial liabilities at fair value through profit or loss	26.2	36,326	137,057	36,326	137,057
Deferred revenue	20	2,932,327	1,779,362	–	–
Deferred tax liabilities	8.2	631,014	504,187	–	–
Other non-current liabilities	18.2	4,433,689	1,721,024	–	–
Government grants	18.3	1,892,983	396,696	–	–
Accruals		329,267	123,867	–	–
Long-term amounts due to related parties	30.3	40,531,203	18,151,355	–	–
Long-term lease liabilities	23	5,909,108	5,328,846	–	–
Total non-current liabilities		79,558,807	58,312,543	2,361,743	6,083,944

Current liabilities
Interest-bearing loans and borrowings	21	39,124,086	39,894,782	3,970,656	–
Short-term financial liabilities at fair value through profit or loss	26.2	21,619,612	18,258,063	20,500,000	–
Convertible debenture	26.2	-	1,190,475	–	1,190,475
Trade payables		20,791,192	11,063,663	–	–
Deposits and downpayment from customers	19	3,565,463	1,187,903	–	–
Deferred revenue	20	147,786	173,582	–	–
Accruals	22	11,032,804	11,109,277	211,111	129,983
Other current liabilities	18.1	9,511,534	10,099,337	–	–
Short-term amounts due to related parties	30.3	64,126,981	44,338,043	49,990,500	51,242,026
Short-term lease liabilities	23	1,513,026	1,520,305	–	–
Total current liabilities		171,432,484	138,835,430	74,672,267	52,562,484
TOTAL LIABILITIES		250,991,291	197,147,973	77,034,010	58,646,428
TOTAL EQUITY AND LIABILITIES		168,402,393	137,718,548	24,376,062	17,774,658

(*)	Certain figures shown here do not correspond to the 2023 consolidated financial statements and reflect adjustments made, refer to Note 2.23.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity

For the financial year ended 31 December 2024

For the year ended 31 December 2024 of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests	Total equity
	VND million	VND million	VND million	VND million	VND million	VND million
As at 1 January 2024	10,029,207	(30,765,403)	(323,247)	(115,738,460)	77,368,478	(59,429,425)
Loss for the year	–	–	–	(73,212,746)	(93,788)	(73,306,534)
Foreign currency translation adjustments	–	–	(111,713)	–	–	(111,713)
Total comprehensive loss for the financial year	–	–	(111,713)	(73,212,746)	(93,788)	(73,418,247)

Share based payment to employees	115,629	–	–	–	–	115,629
Share based payment to service providers	19,631					19,631
Commitment shares issued under Standby Equity Subscription Agreement	–	(40,416)	–	–	–	(40,416)
Issuance of new Dividend Preference Share (DPS) – DPS 5 (Note 27.2)	–	–	–	–	20,000,000	20,000,000
Changing the term of previously issued DPS 1 and DPS 4 (Note 27.2)	–	27,498,417	–	–	(27,498,417)	–
Deemed contribution from owner through free electric charging offered to customers (i)	–	5,900,756	–	–	–	5,900,756
Deemed contribution from owners (ii)	–	24,255,749	–	–	7,425	24,263,174
Changes in ownership in existing subsidiaries without losing control	–	–	–	(24,247)	24,247	–
As at 31 December 2024	10,164,467	26,849,103	(434,960)	(188,975,453)	69,807,945	(82,588,898)

(i)	This represents the grant to be paid by Mr.Pham for the entire free charging period for all applicable sales up to 31 December 2024 under the program (excluding the free charging programs that announced and committed by VinFast previously. This amount was recognized as a revenue deduction and deemed contribution from owner (Note 8.1).

(ii)	This represents financial support in form of cash injected into the Group from the Managing Director and CEO of the Company, being recognized in the statements of changes in equity. This also includes cash received during the year from the contribution of VinES JSC from the Managing Director and CEO (Note 6) and recovery of outstanding receivables from disposal of ICE assets in the prior years (Note 30.2).

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2024

For the year ended 31 December 2023 (restated) of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests (i)	Total equity
	VND million	VND million	VND million	(Restated) VND million	(Restated) VND million	(Restated) VND million
As at 1 January 2023	871,021	(51,882,261)	(47,907)	(36,402,847)	77,460,924	(10,001,070)
Loss for the year	–	–	–	(79,332,856)	(95,203)	(79,428,059)
Foreign currency translation adjustments	–	–	(275,340)	–	–	(275,340)
Total comprehensive loss for the financial year	–	–	(275,340)	(79,332,856)	(95,203)	(79,703,399)

Issuance of ordinary shares	4,759,081	–	–	–	–	4,759,081
Share based payment to service providers	6,020	–	–	–	–	6,020
Acquisition of BSAQ	1,376,337	–	–	–	–	1,376,337
Commitment shares issued under Standby Equity Subscription Agreement	118,828	(6,528)	–	–	–	112,300
Warrants exercised and additional paid to convert into capital	2,897,920	–	–	–	–	2,897,920
Changes in ownership in existing subsidiaries without losing control	–	–	–	(2,757)	2,757	–
Deemed contribution through awards granted by shareholders to the Company’s employees and others	–	475,600	–	–	–	475,600
Deemed contribution from owners through donation	–	20,647,786	–	–	–	20,647,786
As at 31 December 2023	10,029,207	(30,765,403)	(323,247)	(115,738,460)	77,368,478	(59,429,425)

(i)	The balance as at 31 December 2023 mainly included dividend preference shares which comprise of the dividend preference shares issued by VinFast Vietnam to Vingroup JSC. changes in equity

VinFast Auto Ltd. and its subsidiaries

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2024

For the years ended 31 December 2024 and 2023 of the Company:

	Share capital	Other reserves	Accumulated losses	Total equity
	VND million	VND million	VND million	VND million
As at 1 January 2024	10,029,207	(6,528)	(50,894,449)	(40,871,770)
Loss for the year, representing total comprehensive loss for the financial year	–	–	(11,881,022)	(11,881,022)
Share based payment to employees	115,629			115,629
Share based payment to service providers	19,631	–	–	19,631
Commitment shares issued under Standby Equity Subscription Agreement	–	(40,416)	–	(40,416)
As at 31 December 2024	10,164,467	(46,944)	(62,775,471)	(52,657,948)
As at 1 January 2023	871,021	–	(137,056)	733,965
Loss for the year, representing total comprehensive loss for the financial year	–	–	(50,757,393)	(50,757,393)
Issuance of shares	4,759,081	–	–	4,759,081
Share based payment to service providers	6,020	–	–	6,020
Acquisition of BSAQ	1,376,337	–	–	1,376,337
Commitment shares issued under Standby Equity Subscription Agreement	118,828	(6,528)	–	112,300
Warrants exercised and additional paid to convert into capital	2,897,920	–	–	2,897,920
As at 31 December 2023	10,029,207	(6,528)	(50,894,449)	(40,871,770)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of cash flows

For the financial year ended 31 December 2024

		Group
	Note	2024	2023
		VND million	VND million Restated (*)
OPERATING ACTIVITIES
Loss before tax		(73,257,507)	(79,912,965)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment (i)	10	7,232,631	5,908,161
Amortization of intangible assets (i)	11	4,553,908	4,248,023
Impairment of property, plant and equipment, intangible assets and right-of-use assets	10, 11, 23	3,267,446	31,165,947
Depreciation of right-of-use assets (i)	23	961,284	1,268,547
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		14,967,874	7,312,376
Unrealized foreign exchange losses		1,000,508	754,039
Net loss/(gain) on financial asset designated at fair value through profit or loss		3,183,030	4,879,833
Finance income		(395,771)	(92,068)
Finance cost		15,966,477	8,748,217
Finance cost on lease liabilities	23	1,155,283	545,152
Shares of losses from equity investees		48,836	–
Change in amortized costs of financial instruments measured at amortized cost	8.8	2,886,984	2,833,459
Loss on disposal and write-offs of property, plant and equipment		1,060,289	641,773
Share-based compensation expenses		135,260	481,620
Deemed contribution from owner through free electric charging offered to customers	29	5,900,756	–
Working capital adjustments:
Trade receivables, advance to suppliers, net investment in sales-type lease		(6,443,891)	304,924
Inventories		(5,441,921)	(12,201,416)
Trade payables, deferred revenues, and other payables		15,268,337	(6,813,352)
Prepayments, other receivables and other assets		(3,946,012)	(940,189)
Income tax paid		(11,636)	(99,791)
Net cash flows used in operating activities		(11,907,835)	(30,967,710)

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including deposit paid under construction contracts and development expenditure)		(27,661,966)	(39,892,988)
Proceeds from disposal of other property, plant and equipment		54,832	1,003,506
Disbursement of loans and bank deposit		(3,176,630)	–
Repayment of loan from related parties		2,337,594	545,400
Acquisition of a subsidiary (net of cash acquired)		(10,252)	(6,900)
Disposal of equity investments (net of cash disposed)		(20,000)	–
Proceeds from interest		291,428	171,121
Receipt from government grant	18.3	1,477,914	393,934
Net cash flows used in investing activities		(26,707,080)	(37,785,927)

(*)	Certain figures shown here do not correspond to the 2023 consolidated financial statements and reflect adjustments made, refer to Note 2.23.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Consolidated statement of cash flows (cont’d)

For the financial year ended 31 December 2024

		Group
	Note	2024	2023
		VND million	VND million
FINANCING ACTIVITIES
Proceeds from issuance of shares		–	4,759,291
Deemed contribution from owners	29	21,994,658	20,647,786
Cash of the acquired subsidiary	6	215,323	–
Proceeds for converting warrants to capital		–	1,421,444
Proceeds from borrowings from external parties, business cooperation contract and convertible debenture		36,173,922	40,170,545
Proceeds from borrowings from related parties		62,431,898	61,144,538
Repayment of borrowings from external parties		(59,721,852)	(21,077,411)
Repayment of borrowings from related parties		(12,155,053)	(29,645,529)
Payment of principal and interest on lease liabilities	23	(1,536,412)	(1,513,796)
Interest paid		(9,371,333)	(7,134,461)
Net cash flows generated from financing activities		38,031,151	68,772,407

Net increase in cash, cash equivalents		(583,764)	18,770
Cash, cash equivalents at 1 January		4,002,272	4,271,442
Net foreign exchange difference		(111,715)	(287,940)
Cash, cash equivalents at 31 December	17	3,306,793	4,002,272
Supplement disclosures of non-cash activities
Debt conversion to equity		20,000,000	–
Exercise of warrant liability		–	1,476,476
Commitment shares issued under Standby Equity Subscription Agreement		40,556	118,828
Establishment and termination of right-of-use assets and lease liabilities at commencement dates		(530,856)	3,742,844

(i) The depreciation and amortization expense has been charged as follows:

2024	Property, plant and equipment (Note 10)	Intangible assets (Note 11)	Right-of-use assets (Note 23)	Total
	VND million	VND million	VND million	VND million
Depreciation/amortization charged to Profit or Loss	7,232,631	4,553,908	961,284	12,747,823
Depreciation/amortization charged to Inventories	235,722	157,279	47,353	440,354
TOTAL	7,468,353	4,711,187	1,008,637	13,188,177

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements

For the financial year ended 31 December 2024

1.	CORPORATE INFORMATION

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

Corporate structure

The Group consists of the following entities as at the reporting date:

			Structure as at 31 December 2024		Structure as at 31 December 2023
No.	Name	Short name	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Registered office’s address
1	VinFast Auto Ltd.	VinFast Auto	–	–	–	–	61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	98.7	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road, Caulfield North, VIC 3161, Australia
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam
7	Vingroup USA, LLC	Vingroup USA	100.0	100.0	100.0	100.0	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

			Structure as at 31 December 2024		Structure as at 31 December 2023
No.	Name	Short name	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Registered office’s address
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	100.0	100.0	100.0	12777 West Jefferson Blvd, Suite A-101, Los Angeles, CA 90066, USA
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	100.0	100.0	100.0	790 N. San Mateo Drive, San Mateo, CA 94401, USA
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.2	100.0	99.2	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada
11	VinFast France	VinFast France	100.0	99.2	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.2	100.0	99.2	Vijzelstraat 68, 1017HL Amsterdam, Netherlands
13	VinFast Manufacturing US, LLC	VinFast Manufacturing	100.0	100.0	100.0	100.0	160 Mine Lake Court, Ste 200, Raleigh, North Carolina 27615, USA
14	PT VinFast Automobile Indonnesia	VinFast Indo	100.0	99.6	99.9	99.9	Axa Tower, 45th Floor, JL. Prof. Dr. Satrio Kav 18., Karet Kuningan Village/Subdistrict, District. Setiabudi, City Adm. Jakarta South, DKI Jakarta Province.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

			Structure as at 31 December 2024		Structure as at 31 December 2023
No.	Name	Short name	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Registered office’s address
15	PT VinFast Trading Indonesia	VinFast Trading Indo	99.0	98.6	–	–	Axa Tower, 45th Floor, JL. Prof. Dr. Satrio Kav 18., Karet Kuningan Village/Subdistrict, District. Setiabudi, City Adm. Jakarta South, DKI Jakarta Province.
16	VinFast Auto (Thailand) Co., Ltd.	VinFast Thailand	99.9	99.9	99.9	99.9	Bangkok, Thailand
17	VinFast India Ltd. (Formerly known as Varchaunam Consultancy Private Limited)	VinFast India	99.9	99.9	99.9	99.9	Flat No.164, Ground Floor, Suryodaya Apartment, Pocket-8, Sector 12, Dwarka, New Delhi-110078, India
18	VinFast UK Ltd.	VinFast UK	100.0	100.0	100.0	100.0	21 Holborn Viaduct, London, United Kingdom, EC1A 2DY
19	VinFast Middle East Ltd.	VinFast Middle East	100.0	100.0	100.0	100.0	Jebel Ali Free Zone, Dubai, UAE
20	SpecCo Ltd (i)	SpecCo	–	–	100.0	100.0	Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106
21	VinFast Investment and Development JSC	VinFast Investment and Development	99.9	99.9	–	–	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam
22	VinEG Green Energy Solutions JSC	VinEG	99.8	99.7	99.8	99.7	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam

(i) SpecCo Ltd completed the dissolution during the financial year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

			Structure as at 31 December 2024		Structure as at 31 December 2023
No.	Name	Short name	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Registered office’s address
23	VinES Ha Tinh Energy Solution JSC	VinES Ha Tinh	99.8	99.5	99.8	99.5	Vung Anh Economic Zone, Ky Loi Commune, Ky Anh Town, Ha Tinh Province, Vietnam
24	VinES USA, LLC	VinES USA	100.0	99.7	100.0	99.7	850 New Burton Road, Suite 201, Dover, Delaware 19904, County of Kent
25	VinFast Kazakhstan Ltd.	VinFast Kazakhstan	100.0	100.0	–	–	10 Yelebekov Street, Medeu District, Almaty City, Kazakhstan
26	VinFast Auto Nigeria Ltd.	VinFast Nigeria	100.0	100.0	–	–	01, 2nd Floor, Block B, Post Square Building, 1/3 Ologun Agbaje Street, Victoria Island, Lagos State, Nigeria
27	VinFast Auto Philippines Corp.	VinFast Philippines	99.9	99.9	–	–	907 Trade and Financial Tower, 7th Avenue Corner 32nd Street, Bonifacio Global City, Taguig City Fort Bonifacio, Taguig City, Fourth District, National Capital Region (NCR), 1630
28	VinFast Auto México, S. DE R.L. DE C.V.	VinFast Mexico	99.9	99.9	–	–	Street: Bosque de Ciruelos| Ext Number: 180| Int Number: PP101| Suburb: Bosque de las Lomas| County: Miguel Hidalgo| State: Mexico City| Zip Code: 11700

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRSs”).

For the purposes of these consolidated financial statements, the Group comprises of legal entities principally operating in the automotive manufacturing and related businesses and being included under VinFast Auto Ltd.

The consolidated financial statements comprise consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of cash flows, consolidated statements of changes in equity and notes to the consolidated financial statements as at 31 December 2024 and for the year then ended.

The stand-alone financial statements comprise stand-alone statements of profit or loss, statements of comprehensive income, statements of financial position, stand-alone statements of changes in equity and notes to the stand-alone financial statements as at 31 December 2024 and for the year then ended.

The consolidated and stand-alone financial statements have been prepared on a historical cost basis, except for equity instruments and derivatives which are carried at fair value and financial assets and financial liabilities which are carried at amortized cost. Detailed disclosures on measurement are provided in the material accounting policy information. These policies have been consistently applied to all of the reporting periods presented, unless stated otherwise. For the purpose of preparing the consolidated and stand-alone financial statements, all amounts are rounded to the nearest million and presented in Vietnamese Dong million (‘‘VND million”).

Going concern basis of accounting

In accordance with FRS 1, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Group and Company has incurred losses since inception, incurred a net loss after tax of VND73,307 billion and VND11,881 billion for the year ended 31 December 2024, respectively. In addition, as of that date, the Group and Company’s accumulated losses amounted to VND188,975 billion and VND62,775 billion, respectively, the Group and Company’s current liabilities also exceeded its current assets by VND105,461 billion and VND71,041 billion, respectively, and the Group’s cash flows from operating activities were negative with the amount of VND11,908 billion for the year ended 31 December 2024. The Group prepares business plans over the next 12 months, which includes business expansion and revenue from new geographies for revenue growth and achieving gross margin improvements to minimize net cash outflows.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Going concern basis of accounting (cont’d)

As an early-stage growth company, the Group's ability to access capital is critical. As of 31 December 2024, the Group’s principal sources of liquidity are its consolidated balance of cash and cash equivalent with amount of VND3,307 billion, and its access to capital, which includes:

(i)	Financial support from Vingroup JSC, its ultimate parent, which shall be legally valid for the period of 12 months from the issuance date of the consolidated financial statements, which is subjected to Vingroup JSC’s financial capability, and additional debt financing, which is subjected to lenders’ approval.

(ii)	On 20 October 2023, the Company entered into a three-year Standby Equity Subscription Agreement (the “SESA”) with Yorkville. Under terms of the SESA, the Company may, at its option, issue and sell from time to time up to $1 billion of ordinary shares to Yorkville, subject to certain limitations, such as the market price of the Company’s ordinary stock, the availability of sufficient authorized ordinary shares, and Yorkville’s financial capability to subscribe for such number of ordinary shares.

(iii)	On 12 November 2024, the Company entered into the Grant Agreement with its Director, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment PTE.LTD. (“Asian Star”), in which, Mr. Pham, directly or indirectly through VIG, Asian Star or other companies majority-owned or controlled by Mr. Pham, shall use legitimate sources, including but not limited to proceeds from the sale of the Company’s shares, to give the grants to the Group. The ability to access the grants is dependent on the market price of the Company’s ordinary stock and the availability of sufficient authorized ordinary shares.

The Group’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed above, and as a result cannot be included as sources of liquidity for FRS 1 analysis.

If capital is not available to the Group when, and in the amounts needed, the Group would be required to delay, scale back, or abandon some or all of its development programs and operations. These conditions and events raise material uncertainty about the Group's ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

The consolidated financial statements are prepared in accordance to FRSs which are applicable to a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Operating segments

FRS 108, Operating segments, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by FRS 108, the Group has three operating segments which are also reportable segments, namely Car, E-scooters and Ebus.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2024 and for the year then ended. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, it has:

►	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

►	Exposure, or rights, to variable returns from its involvement with the investee

►	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

►	The contractual arrangement(s) with the other voting holders of the investee

►	Rights arising from other contractual arrangements

►	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Operating segments (cont’d)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets, liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Impact of change in the ownership interest of a subsidiary, without a loss of control, is recorded in retained earnings and non-controlling interests.

2.2          Basis of consolidation

If the Group losses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any retained investment is recognized at fair value. Any difference resulting from the remeasurement of the investment retained is recognized in the consolidated statement of profit or loss.

2.3           Business combinations and goodwill

Business combinations, other than business combination under common control, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects to measure the non-controlling interests in the acquiree at the proportionate share of the acquiree’s identifiable net assets at acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that they have acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.3	Business combinations and goodwill (cont’d)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of FRS 39 Financial Instruments, is measured at fair value with the changes in fair value recognized in the Consolidated statements of profit or loss in accordance with FRS 39. Other contingent consideration that is not within the scope of FRS 39 is measured at fair value at each reporting date with changes in fair value recognized in the consolidated statements of profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether they have correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree is assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.3	Business combinations and goodwill (cont’d)

Reorganization involving entities under common control

Reorganization involving entities under common control are accounted for as follows:

►	The assets and liabilities of the consolidated entities are reflected at the amounts reflected in the parent’s consolidated financial statements at the date of the reorganization;

►	The consolidated statements of profit or loss reflects the results of the consolidated entities from the date of the reorganization; and

►	No goodwill is recognized from the reorganization. Any difference between the consideration paid and the net assets of the acquiree is recorded as part of the “Other reserves” account in the consolidated statements of changes in equity.

2.4            Current versus non-current classification

The Group presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is:

►	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

►	Held primarily for the purpose of trading;

►	Expected to be realized within twelve months after the reporting period; or

►	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

►	It is expected to be settled in the normal operating cycle;

►	It is held primarily for the purpose of trading;

►	It is due to be settled within twelve months after the reporting period; or

►	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.5	Fair value measurement

The Group measures financial instruments such as derivatives, at fair value at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

►	In the principal market for the asset or liability; or

►	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

►	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

►	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

VinFast Auto Ltd. and its subsidiaries
Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition

Revenue from contracts with customers

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group.

Contracts with customers may include lease and non-lease components, comprising various performance obligations. Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with IFRS 15, Revenue recognition. The sale of vehicle can be bundled with the sale of battery or the lease of battery (Note 2.17). In such cases, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles.

The consideration recognized represents the amount received, net of estimated sales incentives to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Any fees that are paid or payable by the Company to a customer to arrange the financing are recognized as an offset against revenue.

In 2024, the Group launched the “Vietnam Strong Spirit – For Green Future” program, offering free charging services for its EV users. The free charging program continues until 30 June 2027 or until 31 December 2027 if customer purchases EVs with battery before 1 March 2025. Under the program, Mr. Pham is responsible for paying the battery charging costs for all eligible sales until 31 December 2024. Subsequent to 31 December 2024, the Group will be responsible for the payment. The Group acts as an agent in facilitating free charging service to its customers.

The amount under free charging program of approximately VND5,900,756 million (equivalent to US$242.5 million) is estimated based on historical charging data and will be paid by Mr. Pham Nhat Vuong. The Group has accounted it as deemed contribution from the owner in its financial statements for the year ended 31 December 2024.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and the Group has elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue.

Bill-and-hold arrangement

The Group entered into bill-and-hold arrangement, whereby the Group sells vehicles to customers, and the vehicles at the customers’ direction are stored at the locations owned or leased by the Group for a period of time until it is transferred to the customer at a point in time in the future. Even though the vehicles remain in the Group’s possession, a sale is recognized at the point in time when the customer obtains control of the vehicles. Control in bill and hold transactions is transferred to the customer when customer’s acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the vehicle and the risk and rewards of ownership have transferred to the customer. In addition, all the following bill and hold criteria have been met in order for control to be transferred to the customer: the reason for the bill-and-hold arrangement must be substantive, the product must be identified separately as belonging to the customer, the product currently must be ready for physical transfer to the customer, and the Group does not have the ability to use the product or to direct it to another customer. The Group ceased such arrangement in 2023.

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In 2024 and 2023, the Group launched a residual value guarantee (“RVG”) program in Vietnam of which the Group has the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on duration of ownership. Alternatively, the Group may choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to VinFast’s refusal, they are not entitled to the RVG i.e., VinFast is not obligated to pay the above-mentioned difference.

The Group accounts for the program in accordance with IFRS 15, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guaranteed liability. The residual amount of transaction price is allocated among lease (where applicable) and non-lease components as disclosed above.

The guaranteed liability represents the estimated amount the Group expects to pay. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

US market and Canadian market

The Group provides RVG to its commercial banking partner/leasing company in connection with its vehicle leasing programs. Under these programs, the Group originates the lease with end customer and immediately transfers the lease and the underlying vehicle to commercial banking partner/leasing company and the Group is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner/leasing company and a predetermined resale value. At the lease inception, the Group is required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partner/leasing company. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other noncurrent assets, subject to asset impairment review at each reporting period.

The Group accounts for the vehicle leasing programs in accordance with IFRS 16, Lease and IFRS 15, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations.

The guarantee liability represents the estimated amount the Group expects to pay. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the standalone selling price of the used automobiles sold by the Group.

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services, which is mainly comprised of aftersales services and charging services, is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Determination of consideration

In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any).

(a)            Variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group offered some sales incentives programs during the years which give rise to variable consideration, including: (1) Direct payment discount for individual customers; (2) Trade discounts for Distributors of the Group; and (3) Volume rebates to certain customers once the quantity of automobiles purchased during the period exceeds the threshold specified in the contract. Under these contracts, we had the first option to repurchase or compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price, upon the customer's request.

Payment discount for individual customers

At contract inception, customers are given additional discounts in form of contract price reduction under specific sales incentives schemes (e.g., registration fee support, employee discount, etc).

The Group recognized the above payment discounts as a reduction in revenue when the revenue is recognized.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Determination of consideration (cont'd)

(a)            Variable consideration (cont’d)

Trade discount for Distributors

At contract inception, distributors are given trade discount on each car or spare parts purchased as a pricing policy to attract buyers and promote the sale. The Group recognized the trade discount as a reduction in revenue when the revenue is recognized.

Volume rebates

The Group applies either the most likely amount method or the expected value method to estimate the variable consideration in the contract. The selected method that best predicts the amount of variable consideration is primarily driven by the number of volume thresholds contained in the contract. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue.

(b)            Consideration payable to customer

Refund for Distributors for sales incentives to end customers

The Group has a customary practice of offering sales incentives program to not only individual customers of the Group but also end customers of the distributors. Depending on the type of sales policy, the Group may subsidize the distributors by offering cash refunds for expected sales incentives payable to end customers of the Distributors.

For cash refund subsidy, the Group uses the most likely amount method to estimates the variable consideration arise from products sold to distributors but not yet handed over to end customers. As at the reporting date, the Group assesses that the amount of variable consideration is immaterial in the aggregate to the financial statements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Determination of consideration (cont’d)

(b)            Consideration payable to customer (cont’d)

Vouchers that can be applied against amounts owed to the Group or to other parties that provide services to the customers.

The Group offers some sales incentive schemes under which customers are granted vouchers that can be applied against subsequent purchases of products (e.g. automobiles, e-scooters) or services from the Group (e.g. maintenance services, battery subscription services), or vouchers that can be applied against amounts owned to other parties that provide services to customers (e.g. car parking services, cash equivalent points to purchase goods from other vendors).

In circumstances where a customer has valid expectation at contract inception that the Group will offer these sales incentives, the Group recognizes the amount of variable consideration related to the above schemes as revenue reduction based on actual consideration stated in any agreement related to the transaction, with estimation of customer redemption taken into account. In other circumstances, the Group recognizes the costs as selling expense in the statements of profit or loss.

The disclosures of significant estimates and assumptions relating to the estimation of variable consideration are provided in Note 4.

(c)            Contract balances under IFRS 15

Warranty obligations

From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with IFRS 37, Provisions, Contingent Liabilities and Contingent Assets, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2.16). The Group will recognize the revenue for service-type warranty over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customers (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section n) Financial instruments – initial recognition and subsequent measurement.

Timing of payment

Payments are typically received at the point control transfers or in accordance with payment terms specified in contracts.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Determination of consideration (cont’d)

(c)            Contract balances under IFRS 15 (cont’d)

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Interest income

Revenue is recognized as the interest accrues (taking into account the effective interest rate on the asset) unless collectability is in doubt.

Rental income

Rental income arising from operating leases is accounted for on a straight-line basis over the lease term.

2.7            Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

►	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

►	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Taxes (cont’d)

Deferred tax (cont’d)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

►	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

►	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Taxes (cont’d)

Value added tax

Expenses and assets are recognized net of the amount of value added tax, except:

►	When the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

►	When receivables and payables are stated with the amount of value added tax included.

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated statements of financial position.

2.8	Foreign currencies

The consolidated financial statements are presented in Vietnamese dong (“VND”). For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company is United States Dollar (“USD”).

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statements of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for combination are recognized in other components of equity in the consolidated statements of changes in equity.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.9	Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position (Note 24).

If at any time the criteria for held for sale classification are no longer met, a long-lived asset classified as held for sale should be considered to be reclassified as held and used at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

2.10	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Expenditures for additions, improvements and renewals are added to the carrying amount of the assets and expenditures for maintenance and repairs are charged to the Consolidated statements of profit or loss as incurred.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Vehicles	5 – 12 years
Leased-out EV batteries	9 –10 years
Leased-out e-scooter batteries	3 – 8 years
Office equipment	3 – 10 years

(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.10	Property, plant and equipment (cont’d)

Freehold land is not depreciated. Assets under construction included in property, plant and equipment are not depreciated as these assets are not yet available for use.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated statements of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

2.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated statements of profit or loss.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

►	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

►	Its intention to complete and its ability and intention to use or sell the asset;

►	How the asset will generate future economic benefits;

►	The availability of resources to complete the asset; and

►	The ability to measure reliably the expenditure during development.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.11	Intangible assets (cont’d)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Licenses

The Group made upfront payments to acquire licenses.

Amortization of intangible assets are calculated on a straight-line basis over the estimated useful life of each asset as follows:

Product development costs	5 – 7 years
License	3 years 2 months to 3 years 4 months
Software	3 – 8 years
Others	3 – 15 years

2.12	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The interest capitalized is calculated using each entity within Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amounts capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Interest is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Interest is also capitalized on the purchase cost of a site of property acquired specifically for redevelopment, but only where activities necessary to prepare the asset for redevelopment are in progress.

2.13	Government grant

The Group’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as factory development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received in case of the all the conditions are not met.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.13	Government grant (cont’d)

For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related the cost of asset acquisition in case of all the attached contingent conditions are met. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

Site Development Agreement

The Group’s subsidiaries entered into a Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to VND3,250 billion (equivalent to USD125 million). For the year ended 31 December 2024, the Group’s subsidiaries have received VND1,477,914 million (2023: VND393,934 million) equivalent to USD57.8 million (2023: USD16.2 million), of cash from this incentive. The government grants received are recorded in the account of other long-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

2.14	Share-based payment

The Company has several compensation plans that provide for the granting of share-based compensation to certain employees and directors. Employees’ share based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Share-based compensation expense is recognized in selling, general and administration expense in the Consolidated statements of profit or loss, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the Consolidated statements of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.14	Share-based payment (cont’d)

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.

Compensation cost related to the equity grant of the ultimate parent company awards to employees of the Company of the ultimate parent company’s shares are recognized in the Company’s consolidated financial statements with a corresponding credit to equity, representing the ultimate parent company’s deemed capital contribution.

Compensation for cash-settled transactions granted by Vietnam Investment Group Joint Stock Company (“VIG” — a shareholder) to employees and non-employees of the Company are recognized in the Company’s consolidated financial statements with a corresponding credit to equity, representing the shareholder’s deemed capital contribution.

2.15	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Consolidated statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance costs.

Warranty reserve

The Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and costs of claims. The Group engages an independence actuary expert to assist in the determination of warranty reserve for vehicles. The estimate of warranty-related costs is revised at each reporting date. Warranty reserve is recorded as a component of cost of sale in the consolidated statement of profit and loss. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.15	Provisions (cont’d)

Warranty reserve (cont’d)

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

2.16	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Lands	21 – 99 years
Showrooms and others	2 – 45 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (q) Impairment of non-financial assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Leases (cont’d)

Group as a lessee (cont’d)

Lease liabilities (cont’d)

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in Note 23.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.16	Leases (cont’d)

Group as a lessor (cont’d)

For a finance lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. At the commencement date, a manufacturer or dealer lessor shall recognize the following for each of its finance leases:

(a)	revenue being the fair value of the underlying asset, or, if lower, the present value of the lease payments accruing to the lessor, discounted using a market rate of interest;

(b)	the cost of sale being the cost, or carrying amount if different, of the underlying asset less the present value of the unguaranteed residual value; and

(c)	selling profit or loss (being the difference between revenue and the cost of sale)

Interest income based on the market rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur. Contingent rents are recognized as revenue in the period in which they are earned.

Battery leases

The Group has battery leases accounted for as both operating leases and finance leases. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative stand-alone selling prices (Note 2.6).

Business cooperation contract (“BCC”) with V-Green

In September 2024, The Group entered a BCC with V-Green, a related party under common control. Pursuant to the agreement, V-Green will be responsible for the management, operation and service provisions of the charging station system with a carrying amount of VND2,687 billion, which is mostly recognized as property, plant, and equipment (Note 10) and right-of-use assets (Note 11) (the “Business Activities”). The Group is entitled to receive a specified percentage of the total revenue generated from these Business Activities, which can be adjusted through negotiations between the two parties in June, annually. The BCC contains an operating lease whereby the Group acts as the lessor. For the year ended 31 December 2024, lease income, and depreciation expenses from property, plant, and equipment and right-of-use assets related to the BCC amounted to VND55.3 billion, VND237.7 billion, and VND157.8 billion respectively.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)	Financial assets (cont’d)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

►	Financial assets at amortized cost (debt instruments);

►	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

►	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

►	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade receivables, amount due from related parties, other receivables, and other non-current assets (Note 26).

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the Consolidated statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group does not have debt instruments at fair value through OCI.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under FRS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Consolidated statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group does not have financial assets at fair value through OCI.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)           Financial assets (cont’d)

Subsequent measurement (cont’d)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Consolidated statements of financial position at fair value with net changes in fair value recognized in the Consolidated statements of profit or loss.

As at 31 December 2024, the Group has financial assets at fair value through profit or loss as presented in Note 26.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Consolidated statements of financial position) when:

►	The rights to receive cash flows from the asset have expired; or

►	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)           Financial assets (cont’d)

Impairment

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(b)           Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortized cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and other financial liabilities, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, amount due to related parties, loans and borrowings including bank overdrafts, lease liabilities, accruals, other liabilities and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement (cont’d)

(b)          Financial liabilities (cont’d)

Subsequent measurement (cont’d)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by FRS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the Consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in FRS 39 are satisfied.

As at 31 December 2024, the Group has financial liabilities at fair value through profit or loss as presented in Note 26.

Financial liabilities at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the Consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 21.

As at 31 December 2024, the Group also applied this category to the business cooperation contract as disclosed in Note 18. In return for the cooperation capital, the counterparty will earn a variable indexed on the Group’s total revenue from sale of electric vehicles in all markets. They are carried at amortized cost, determined by discounting forecast revenue using the effective interest rate which takes account of indexation. The amortized cost of the financial liability will be recalculated as the present value of the estimated future contractual cash flows that are discounted at the financial instrument’s original effective interest rate when there is a significant change in future sales prospects or the non-substantial difference of modification of contract that revises the estimate of payment.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Financial instruments – initial recognition and subsequent measurement (cont’d)

(b)           Financial liabilities (cont’d)

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Consolidated statements of profit or loss.

(c)           Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.18	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, tools and merchandises Finished goods and work-in process	- cost of purchase on a weighted average basis. - cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Provision for obsolete inventories

An inventory provision is created for the estimated loss arising due to the impairment of value (through diminution, damage, obsolescence, etc.) of raw materials, finished goods, and other inventories owned by the Group, based on appropriate evidence of impairment, including information about the replacement cost, available at the date of the Consolidated statements of financial position.

Increases or decreases to the provision balance are recorded into the cost of goods sold account in the Consolidated statements of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.            MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.19       Cash and cash equivalent

Cash and cash equivalent comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments with an original maturity of not more than three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of change in value.

2.20        Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the Consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset, except for properties previously revalued with the revaluation taken to OCI. For such properties, the impairment is recognized in OCI up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.            MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.20       Impairment of non-financial assets (cont’d)

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.21       Share capital and share issuance expenses

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.22        Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.             MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.23        Restatement

During the year, the Group restated its revenue, cost of sales, and corresponding receivables and payables in the balance sheet to reflect certain bill and hold transactions that should be recognized in the succeeding financial year, and an adjustment pertaining to the classification of aftersales benefits into cost of sales instead of selling and distribution expenses. This correction was done to align with the requirements of FRS 115, Revenue from Contracts with Customers, when revenue should not have been recognized. The effects of the adjustments are summarized as follows:

	For the year ended 31 December 2023 (Previously presented) VND million	Restatement VND million	For the year ended 31 December 2023 (Restated) VND million
CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Revenue from contracts with customers	27,568,654	(808,182)	26,760,472
Cost of sales	(45,203,172)	704,868	(44,498,304)
Gross loss	(16,703,064)	(103,314)	(16,806,378)

Selling and distribution expenses	(5,502,398)	145,409	(5,356,989)
Operating loss	(63,040,467)	42,095	(62,998,372)

Loss before tax	(79,955,060)	42,095	(79,912,965)

Loss for the year	(79,470,154)	42,095	(79,428,059)

Attributable to:
Equity holders of the parent	(79,374,909)	42,053	(79,332,856)
Non-controlling interests	(95,245)	42	(95,203)

	For the year ended 31 December 2023 (Previously presented) VND million	Restatement VND million	For the year ended 31 December 2023 (Restated) VND million
Consolidated statement of comprehensive income

Loss for the year	(79,470,154)	42,095	(79,428,059)

Total comprehensive loss for the year, net of tax	(79,745,494)	42,095	(79,703,399)

Attributable to:
Equity holders of the parent	(79,650,250)	42,054	(79,608,196)
Non-controlling interests	(95,244)	41	(95,203)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(34,349)	18	(34,331)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.            MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.23       Restatement (cont’d)

	For the year ended 31 December 2023 (Previously presented) VND million	Restatement VND million	For the year ended 31 December 2023 (Restated) VND million
Consolidated statement of financial position

ASSETS

Current assets
Inventories	30,654,735	676,066	31,330,801
Short-term amounts due from related parties	3,080,663	(475,297)	2,605,366
Short-term prepayments and other receivables	7,306,556	91,297	7,397,853

Total current assets	50,761,661	292,066	51,053,727

TOTAL ASSETS	137,426,482	292,066	137,718,548

EQUITY AND LIABILITIES
Equity
Accumulated losses	(115,780,513)	42,053	(115,738,460)

Deficit attributable to equity holders of the parent	(136,839,956)	42,053	(136,797,903)
Non-controlling interests	77,368,436	42	77,368,478

Total deficit	(59,471,520)	42,095	(59,429,425)

Non-current liabilities

Deferred revenue	1,810,098	(30,736)	1,779,362
Other non-current liabilities	1,747,068	(26,044)	1,721,024
Total non-current liabilities	58,369,323	(56,780)	58,312,543

Current liabilities

Deposits and down payment from customers	864,416	323,487	1,187,903
Accruals	11,122,506	(13,229)	11,109,277
Other current liabilities	10,102,844	(3,507)	10,099,337
Total current liabilities	138,528,679	306,751	138,835,430

TOTAL LIABILITIES	196,898,002	249,971	197,147,973

TOTAL EQUITY AND LIABILITIES	137,426,482	292,066	137,718,548

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)
For the financial year ended 31 December 2024

2.            MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.23       Restatement (cont’d)

	For the year ended 31 December 2023 (Previously presented) VND million	Restatement VND million	For the year ended 31 December 2023 (Restated) VND million
CONSOLIDATED STATEMENT OF CASH FLOWS

OPERATING ACTIVITIES
Loss before tax	(79,955,060)	42,095	(79,912,965)

Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	7,326,143	(13,767)	7,312,376

Working capital adjustments:
Trade receivables, advance to suppliers, net investment in sales-type lease	(170,373)	475,297	304,924
Inventories	(11,509,569)	(691,847)	(12,201,416)
Trade payables, deferred revenues, and other payables	(7,092,871)	279,519	(6,813,352)
Prepayments, other receivables and other assets	(848,892)	(91,297)	(940,189)

3.            STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group has not adopted the following standards that have been issued but not yet effective:

Description	Effective for annual periods beginning on or after
Amendments to FRS 21: Lack of Exchangeability	1 January 2025
Amendments to FRS 109 & FRS 107: Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Annual Improvements to FRSs – Volume 11	1 January 2026
FRS 118 Presentation and Disclosure in Financial Statements	1 January 2027
Effective Date of Amendments to FRS 110 and FRS 28	To be determined
Amendments to FRS 110 and FRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group expects that the adoption of the standards above will have no material impact on the financial statements in the period of initial application.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

3.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (CONT’D)

In April 2024, FRS 118 Presentation and Disclosure in Financial Statements, which replaces FRS 1 Presentation of Financial Statements. FRS 118 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals was issued. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to FRS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

FRS 118, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. FRS 118 will apply retrospectively.

The directors are currently assessing the impact of the adoption of changes proposed in FRS 118 to the financial statements in the period of the initial application.

The directors expect that the adoption of the other standards above will have no material impact on the financial statements in the period of the initial application.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes (Note 28)

►	Capital management;

►	Financial instruments risk management and policies;

►	Sensitivity analyses disclosures

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Battery lease – Group as lessor

Under the battery subscription program, the Group leases out batteries for EVs and E-scooter to customers with lease term of 10 years. The Group assessed whether it retains substantially all the risks and rewards incidental to ownership of these batteries to account for the contracts as operating leases or finance leases.

Revenue from contracts with customers

Revenue recognition

For the sale of automotive vehicles, the Group concluded that revenue is to be recognized at point in time once the customer has the ability to direct the use of, and obtain benefits from, the goods usually upon delivery to the customers.

Allocation of standalone price of each performance obligation

The Group generally determines standalone selling prices based on observable price of the goods and services — i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 10, 11 and 23.

The Group is exposed to the risk of loss on individual assets of leased-out batteries due to the competitive lease subscription fee for customers. VinFast evaluates at the end of each reporting period the estimated impairment loss related to leased-out batteries. The estimate is calculated based on fair value less costs of disposal (FVLCD) model using contractual cash flow projections of the lease payments agreed with customers covering the useful life of leased-out batteries.

Residual value guarantee

The guarantee liability represents the estimated amount we expect to pay in connection with the sales with residual value of the vehicles being guaranteed. The Group evaluates variables such as third-party residual value publications, risk of future price deterioration due to changes in market conditions to determine the estimated residual value guarantee liability. As the Group accumulates more data related to the resale value of vehicles or as market conditions change, there could be material changes to the estimated guarantee liabilities.

Warranty reserve

Reserve for warranty-related costs are recognized when the product is sold to the customer. The Group accrues a warranty reserve for all vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency, and average costs of claims. The Group engages an independence actuary expert to assist in the determination of warranty reserve for vehicles. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis. The Group records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Allowances for obsolescence of inventories and estimation of net realizable value for inventory

The Group determines the allowances for obsolescence of inventories based on current market conditions and historical experience of selling goods of similar nature. Due to changes in customers’ preferences, actual sale ability of goods may be different from estimation and profit or loss in future accounting periods could be affected by differences in this estimation.

Inventory is stated at the lower of cost and net realizable value (NRV) (Note 14). NRV of completed inventory is assessed with reference to market conditions and prices existing at the reporting date and is determined by the Group in the light of recent market transactions.

NRV in respect of work in progress is assessed with reference to market prices at the reporting date for similar completed inventory, less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Battery leases

The Group has battery leases accounted for as both operating leases and finance leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

Allocation of transaction price

As the contracts for sale of automotive vehicles include more than one performance obligation, the transaction price shall be allocated to each identified performance obligation in proportion to their relative stand-alone selling prices. The Group generally determines standalone selling prices based on observable price of the goods and services — i.e., actual selling prices charged to customers for vehicles. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

5.	SEGMENT REPORTING

Our Chief Executive Officer, Chief Finance Officer and Chief Strategy and Investment Officer, as the Chief Operating Decision Makers (“CODM”), organises the Company, manages resource allocations and measures performance among three operating and reportable segments: Car, E-scooters and Ebus.

The Car segment includes the design, development, manufacturing and sales of cars and related battery lease and battery charging services for cars. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters and related battery lease and battery charging service for e-scooters. The Ebus segment includes the design, development, manufacturing and sales of Ebus.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales of spare parts, rendering of after-sale services for automobiles and e-scooters and leasing activities.

Our CODM does not evaluate operating segments using asset or liability information. Accordingly, total assets for each reportable segment are not disclosed. Our CODM uses segment gross profit for evaluating product pricing, cost control and optimization, inventory management and short-term cash generating ability of each segment. Information about segments presented revenues and gross profit (loss) by reportable segment were as follows.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

5.	SEGMENT REPORTING (CONT’D)

Information about segments of the Group for the year ended 31 December 2024 and 2023 presented were as follows:

	Car	E-scooters	Ebus	All other	Total
	VND million	VND million	VND million	VND million	VND million
2024
Revenues	39,845,898	2,182,484	130,838	2,152,150	44,311,370
Cost of sales	(69,699,980)	(2,789,934)	(138,584)	(942,892)	(73,571,390)
Gross loss	(29,854,082)	(607,450)	(7,746)	1,209,258	(29,260,020)
Reconciling to operating loss:					(21,152,648)
Research and development costs					–
Selling and distribution costs					(7,252,323)
Administrative expenses					(10,918,496)
Net other operating expenses					(2,981,829)
Operating loss					(50,412,668)

2023
Revenues	23,431,457	2,482,846	628,115	1,149,508	27,691,926
Cost of sales	(39,923,158)	(3,217,087)	(532,081)	(825,978)	(44,498,304)
Gross loss	(16,491,701)	(734,241)	96,034	323,530	(16,806,378)
Reconciling to operating loss:					(46,191,994)
Research and development costs					–
Selling and distribution costs					(5,356,989)
Administrative expenses					(39,082,630)
Net other operating expenses					(1,752,375)
Operating loss					(62,998,372)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

5.	SEGMENT REPORTING (CONT’D)

The following table presents revenues earned from external customers for each group of similar products and services of the Group for the years ended 31 December 2024 and 2023:

	2024	2023
	VND million	VND million
Sales of e-cars	37,516,542	22,553,542
Sales of e-buses	130,838	628,115
Sales of e-scooters	2,182,484	2,020,921
Sale of spare parts	1,823,617	882,146
Sales of ICE vehicles	101,134	220,397
Rendering of aftermarket services	233,101	187,139
Revenue from leasing activities	2,323,654	1,199,666
TOTAL	44,311,370	27,691,926

The following table presents revenues by geographic area based on the sales location of the products for the years ended 31 December 2024 and 2023:

	2024	2023
	VND million	VND million
Vietnam	37,685,034	26,955,055
United States	2,736,577	159,164
Canada	1,906,089	577,707
Pacific-Asia	1,844,644	–
Europe	139,026	–
TOTAL	44,311,370	27,691,926

6.	SIGNIFICANT ACQUISITIONS DURING THE YEAR

Acquisition of VinES Energy Solutions Joint Stock Company (“VinES JSC”)

In January 2024, the Group completed the acquisition of VinES JSC, an affiliate, with no consideration from the Company’s Managing Director and CEO. The acquisition of VinES is intended to provide security to the Group’s battery supply, improve battery cost optimization and expand our access to external partners for the latest battery technologies. VinES was established in 2021 by Vingroup JSC, the parent company of the Company with the principal activities of manufacturing electric vehicle battery.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

6.	SIGNIFICANT ACQUISITIONS DURING THE YEAR (CONT’D)

Acquisition of VinES Energy Solutions Joint Stock Company (“VinES JSC”) (cont’d)

The carrying amount of identifiable assets and liabilities of VinES JSC at acquisition date are presented below:

Carrying amount recognized on acquisition
VND million
Current assets
Cash and cash equivalents	215,323
Trade receivables	14,367
Advances to suppliers	148,082
Inventories	575,217
Short-term prepayments and other receivables	781,249
Short-term investment	6,486
Short-term amounts due from related parties	1,111,680
2,852,404

Non-current assets
Property, plant and equipment, net	11,193,013
Intangible assets, net	579,020
Investment in equity investees	1,214,938
Other investments	918,040
Right-of-use assets	1,464,332
Long-term prepayments and other receivables	33,222
Long-term amounts due from related parties	3,630
15,406,195
Total asset	18,258,599

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

6.	SIGNIFICANT ACQUISITIONS DURING THE YEAR (CONT’D)

Acquisition of VinES Energy Solutions Joint Stock Company (“VinES JSC”) (cont’d)

The carrying amount of identifiable assets and liabilities of VinES JSC at acquisition date are presented below (cont’d):

Carrying amount recognized on acquisition
VND million
Current liabilities
Short-term and current portion of long-term interest-bearing loans and borrowings	3,304,252
Trade payables	767,245
Deposits and down payment from customers	6,631
Short-term accruals	316,261
Other current liabilities	3,694,827
Amounts due to related parties	6,227,288
14,316,504

Non-current liabilities
Non-current lease liabilities	1,521,835
Deferred tax liabilities	134,726
Amounts due to related parties	17,018
1,673,579
Total identifiable net assets	2,268,516

Non-controlling interests	(7,425)
Other reserved from business combination under common control	(2,261,091)
Total purchase consideration	–

Analysis of cash flows on acquisition
Cash of the acquired subsidiary	215,323
Cash paid for acquiring the subsidiary up to 31 December 2024	–
Net cash flow on acquisition	215,323

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

7.	INVESTMENTS IN EQUITY INVESTEES

Name	As of 31 December 2024			Principal activities
	Voting right	Equity interest	Effective equity held by the Group
	(%)	(%)	(%)
V-G High Tech Energy Solutions Co., Ltd. (“V-G”)	48.6	48.4	48.4	Manufacturing car plastic accessories

V-G is a joint venture entity owned by VinES JSC (Note 6). V-G’s head office is located at Vung Ang Economic Zone, Ky Loi Ward, Ky Anh Town, Ha Tinh province.

Summarized financial information of the joint venture, not adjusted for the percentage ownership held by the Group, is as follows:

Summarized balance sheets as of 31 December 2024:

2024
VND million
Current assets	1,285,393
Non-current assets	5,663,362
Current liabilities	(4,188,116)
Non-current liabilities	(361,947)
Total equity	2,398,692

Attributable to:
The Group	1,166,102
The other partner in the joint venture	1,232,590

Summarized statements of profit or loss for the year ended 31 December 2024:

2024
VND million
Finance income	3,550
Administrative expenses	(47,764)
Other operating expense	(61,126)
Loss before tax	(105,340)
Income tax expense	–
Loss for the year	(105,340)

The Group’s share of losses for the year	(48,836)
Attributable to the other partner in the joint venture	(56,504)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES

8.1	Revenue from contracts with customers

Disaggregated revenue information

Major products/service line:

The Group presented the following disaggregated revenue:

	Group
	2024	2023 (Restated)
	VND million	VND million
Revenue from contracts with customers
Sales of vehicles (i)	39,829,864	25,280,175
Sales of merchandise	101,134	142,800
Sales of spare parts and components	1,823,617	882,146
Rendering of services	895,835	455,351
TOTAL	42,650,450	26,760,472

(i)	Included within sales of vehicles is VND5,900,756 million charged as a revenue deduction arising from the deemed contribution from owner (Note 2.6).

Timing of revenue recognition:

The Group presented the following disaggregated revenue:

	Group
	2024	2023 (Restated)
	VND million	VND million
Revenue from contracts with customers
Products transferred at a point in time	41,754,615	26,305,121
Service transferred over time	895,835	455,351
TOTAL	42,650,450	26,760,472

Contract balances

	Group
	2024	2023
	VND million	VND million
Short-term trade receivables from contracts with customers (Note 15.1)	5,605,044	464,526
TOTAL	5,605,044	464,526

Long-term trade receivables from contracts with customers (Note 15.2)	615,650	110,312
TOTAL	615,650	110,312

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.1	Revenue from contracts with customers (cont’d)

Disaggregated revenue information (cont’d)

Contract balances (cont’d)

Trade receivables are mainly from sale of automobiles, and e-scooters, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

	Group
	2024	2023
	VND million	VND million
Contract liabilities – Current:
Deferred revenue (Note 20)	3,080,113	1,952,944
Non-refundable down payment from customers (Note 19)	1,041,441	858,157
TOTAL	4,121,554	2,811,101

Contract liabilities included deposits and down payment received in advance from customers for sale of automobiles, e-scooters and service parts. Revenue recognized in 2024 from these contract liabilities amounted to approximately VND728 billion (2023: VND652 billion).

Performance obligation

Information about the Group’ performance obligations are summarised below:

Performance Obligation	When Performance Obligation is Typically Satisfied	Significant Payment Terms

Sale of goods
Automobiles, e-scooters, spare parts and components	Physical delivery of goods to the customer (point in time)	Payment is generally in full upon delivery. EV dealers and few corporate buyers are granted with payment term from 25 to 45 days.
Rendering services
Aftersales services, charging services and battery subscription services	As work is performed (over time)	Payment is in full when completion of services for aftersales services and within the first 15 days of the next month for charging and battery subscription services.

Extended service-type warranty service (Automobiles)	As work is performed (over time)	Payment is generally in full upon delivery of automobiles.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.2	Cost of sales

	Group
	2024	2023 (Restated)
	VND million	VND million
Cost of vehicles sold	(69,323,637)	(41,553,372)
Cost of merchandises sold	(104,845)	(155,959)
Cost of spare parts sold and others	(700,805)	(608,611)
Cost of rendering services	(1,488,424)	(1,049,726)
Cost of leasing activities	(1,953,679)	(1,130,636)
TOTAL	(73,571,390)	(44,498,304)

Included in cost of sales are depreciation of property, plant and equipment of VND6,636,787 million (2023: VND4,331,545 million), amortization of intangible assets of VND4,222,655 million (2023: VND3,282,572 million), and depreciation of right of use assets of VND264,177 million (2023: VND474,029 million).

Cost of sales also included warranty expenses amounting to VND4,130,611 million (2023: VND1,981,726 million) and employee benefits expenses amounting to VND3,911,384 million (2023: VND3,034,152 million).

8.3	Other operating income

	Group
	2024	2023
	VND million	VND million
Voucher terminated	–	207,098
Interest due to late payment from customers	268,578	163,754
Others	127,604	99,575
TOTAL	396,182	470,427

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.4	Selling and distribution expense

	Group
	2024	2023 (Restated)
	VND million	VND million
External service expenses (i)	(3,079,211)	(1,601,006)
Employee benefit expenses	(2,275,611)	(1,965,213)
Warranty provision expenses	–	(79,720)
Depreciation of property, plant and equipment	(421,634)	(389,167)
Amortization of intangible assets	(77,099)	(116,882)
Depreciation right-of-use assets	(697,107)	(794,016)
Others	(701,661)	(410,985)
TOTAL	(7,252,323)	(5,356,989)

(i)	Mostly including marketing and advertising expenses, transportation fees and other expenses related to sales and marketing personnel.

8.5	Administrative expenses

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Research and development expenses (i)	(2,573,620)	(2,297,954)	–	–
Impairment loss on property, plant and equipment, intangible assets, and right-of-use assets	(3,267,446)	(31,165,947)	–	–
Employee benefits expenses	(1,912,101)	(1,525,679)	(66,846)	(43,281)
External service expenses	(1,791,680)	(1,540,095)	(516,632)	(457,229)
Listing service expenses	–	(1,530,252)	–	(1,530,252)
Depreciation of property, plant and equipment	(174,210)	(174,509)	–	–
Amortization of intangible assets	(254,154)	(132,509)	(1,176)	(13)
Others	(945,285)	(715,685)	(63,803)	(43,777)
TOTAL	(10,918,496)	(39,082,630)	(648,457)	(2,074,552)

(i)	The Group’s research and development concentrates on activities to develop automotive products. Research and development costs that are not eligible for capitalization have been expensed off as administrative expenses in the year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.6	Other operating expenses

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Compensation expenses (*)	(1,380,804)	(1,225,715)	–	–
Loss from disposal and write-off of fixed assets	(874,391)	(81,165)	–	–
Foreign exchange losses, net	(1,062,012)	(681,872)	–	–
Others	(60,804)	(234,050)	–	–
TOTAL	(3,378,011)	(2,222,802)	–	–

(*)	In 2024, compensation expenses mainly consisted of the estimated charges from suppliers due to the cessation of development of certain battery models, temporary cessation of construction of a factory and termination of certain lease contracts. In 2023, compensation expenses mainly consisted of the estimated charges from suppliers due to the cessation of both production of certain e-scooter models and development of certain electric vehicle models.

8.7	Finance income

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Interest income on loan receivables and bank deposits	291,428	37,950	11,212	1,956
Interest income on finance lease	88,863	34,375	–	–
Interest income on related party receivables	–	–	493,971	403,730
Others	15,480	19,743	–	–
TOTAL	395,771	92,068	505,183	405,686

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

8.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

8.8	Finance costs

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Contractual coupons on loans and borrowings	(15,413,488)	(8,406,696)	(983,777)	(765,794)
Change in amortized costs of financial instruments measured at amortized cost (i)	(4,042,267)	(3,378,611)	–	–
Others	(552,989)	(341,521)	(56,975)	(1,745,121)
TOTAL	(20,008,744)	(12,126,828)	(1,040,752)	(2,510,915)

(i)	Included within are interest on lease liabilities of VND1,155,283 million (2023: VND 545,152 million) (Note 23).

8.9	Employee benefits expenses

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Include in cost of sales	(3,911,384)	(3,034,152)	–	–
Wages and salaries	(3,206,469)	(2,487,333)	–	–
Social security costs	(296,726)	(230,177)	–	–
Other employee benefits expenses	(408,189)	(316,642)	–	–

Include in selling and distribution costs	(2,275,611)	(1,965,213)	–	–
Wages and salaries	(1,808,955)	(1,731,980)	–	–
Social security costs	(141,270)	(54,532)	–	–
Other employee benefits expenses	(325,386)	(178,701)	–	–

Include in administrative expenses	(1,912,101)	(1,525,679)	(66,846)	(43,281)
Wages and salaries	(1,363,026)	(1,231,706)	(38,786)	(42,621)
Social security costs	(90,813)	(64,536)	–	–
Other employee benefits expenses	(458,262)	(229,437)	(28,060)	(660)
TOTAL	(8,099,096)	(6,525,044)	(66,846)	(43,281)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group are subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended 31 December 2024 and 2023 are:

Consolidated and stand-alone statements of profit or loss for the years ended 31 December 2024 and 2023 respectively:

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Income taxes
Current income tax expense	56,926	111,426	183	–
Deferred tax income	(7,899)	(596,332)	–	–

Income tax expense/(income) reported in the statements of profit or loss	49,027	(484,906)	183	–

Reconciliation of tax expense and the accounting profit for 2024 and 2023:

	Group
	2024	2023 (Restated)
	VND million	VND million
Loss before income tax	(73,257,507)	(79,912,965)
At Vietnam’s statutory income tax rate of 20% for the Group (2023: 20%)	(14,651,501)	(15,982,593)
Effect of preferential tax rates	5,618,228	7,254,378
Foreign tax rates differential	(335,011)	(343,364)
Deemed contribution from owners through cash donation to the Company (i)	2,035,221	1,974,626
Deemed contribution from owner through free electric charging offered to customers (i)	590,075	–
Deferred tax assets not recognized	6,251,907	6,150,898
Income not subject to tax	336,155	307,734
Others	203,953	153,415
Income tax expense/(income)	49,027	(484,906)

(i)	These amounts are treated as taxable income under Vietnam tax regulations.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX (CONT’D)

	Company
	2024	2023
	VND million	VND million
Profit/(loss) before income tax	(11,880,839)	(50,757,393)

At Singapore’s statutory income tax rate of 17% for the Group (2023: 17%)	(2,019,743)	(8,628,756)
Income not subject to tax	(83,720)	(31,226)
Non-deductible expenses	2,103,463	8,659,982
Under provision of tax expense in prior financial years	183	–
Income tax expense	183	–

9.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore corporate income tax (“CIT”) rate of 17% for the years ended 31 December 2024, and 2023.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income, except for VinFast Vietnam, VinEG and VinES Ha Tinh.

The statutory CIT rate applicable to the income generated from investment projects of VinFast Vietnam, VinEG and VinES Ha Tinh is 10% in the first consecutive 15 years commencing from the first year in which income from investment project is generated. These entities are exempted from CIT for investment projects for 4 years commencing from the first year in which a taxable income from investment project is earned or commencing from the fourth year from the first year in which revenue is generated if no taxable profit is earned for the first 3 years, and a 50% reduction of CIT for the subsequent 9 years. Details of these tax incentives period depend on the specific condition of each entity.

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX (CONT’D)

9.1	Current corporate income tax (cont’d)

International Tax Reform – Pillar Two Model Rules (GloBE)

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalisation of the global economy.

The Pillar Two Global anti-Base Erosion rules (GloBE Rules) represent the first substantial overhaul of the international tax rules in almost a century. The GloBE Rules propose four new taxing mechanisms under which multinational enterprises (MNEs) would pay a minimum level of tax (Minimum Tax): the Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the Income on Rule (IIR); the Under Taxed Payments Rule (UTPR); and the Qualified Domestic Minimum Top-up Tax (QDMTT) generally propose a Minimum Tax on the income arising in each jurisdiction in which an MNE operates.

On 29 November 2023, the National Assembly approved Resolution No. 107/2023/QH15 ("Resolution 107") about application of top-up tax under the global anti-base erosion rules. Resolution 107 is effective 1 January 2024, applicable from the fiscal year 2024. Likewise, in the Singapore 2023 Budget Statement, the Singapore government announced plans to implement the GloBE Rules as well as a domestic top-up tax (DTT) beginning on or after 1 January 2025.

IAS 12 mandates that as a temporary exception to the standard’s requirements, entities shall neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Group has applied this exception and has not yet assessed the potential deferred tax impact of Pillar Two income taxes. The Group will continue to monitor the application of this temporary exception and will assess the accounting implications accordingly.

For the twelve-month period ended 31 December 2024, the Group had no current tax exposure related to Pillar Two legislation effective at the reporting date (2023: nil).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX (CONT’D)

9.2	Deferred tax

	Consolidated and stand-alone statements of financial position		Credit/(charge) to consolidated and stand-alone statements of profit or loss
	Group		Group
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Deferred tax assets
Sales and lease back transaction	921,194	827,405	(8,375)	(286,084)
Lease liabilities	704,496	1,022,858	(318,362)	120,789
Impairment	911,934	822,478	89,456	822,478
Others	355,947	207,432	139,979	200,060

Deferred tax liabilities
Sales and lease back transaction	(2,443,509)	(2,202,528)	4,445	(87,408)
Right of use assets	(704,496)	(1,022,858)	318,362	(120,789)
Others	(376,580)	(158,974)	(217,607)	(52,714)
Net deferred tax liabilities	(631,014)	(504,187)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX (CONT’D)

9.2	Deferred tax (cont’d)

	Consolidated and stand-alone statements of financial position		Credit/(charge) to consolidated and stand-alone statements of profit or loss
	Group		Group
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Deferred tax (expenses)/income			7,898	596,332
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	–	–
Deferred tax liabilities	(631,014)	(504,187)
Deferred tax liabilities, net	(631,014)	(504,187)

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

9.	CORPORATE INCOME TAX (CONT’D)

9.3	Unrecognized deferred tax assets

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. As at 31 December 2024, the Group had accumulated tax losses of VND89,765 billion (2023: VND73,855 billion) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as at the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable proﬁt cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam. The Vietnamese entities is entitled to carry tax losses forward to offset against taxable income arising within 5 years subsequent to the year which the loss was incurred. As at the consolidated balance sheet date, the Vietnamese entities had accumulated tax losses of approximately VND67,893 billion, of which tax losses that will be forfeited in 2025 is approximately VND10,146 billion, available for offset against future taxable income within five years subsequent to the year in which the loss incurred.

As at 31 December 2024, the Group has tax losses arising in subsidiaries other than Vietnam of VND21,871.9 billion (2023: VND10,718 billion) that will be carried for deduction against future taxable profit depending on the local tax regulations.

Impairment of long-lived assets

The Group also has impairment of property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets of VND23,729 billion (2023: VND 23,271 billion) as at 31 December 2024. No deferred tax assets have been recognized in respect of these impairment because there are no certain evidence of recoverability in the near future.

9.4	Uncertain tax position

The management takes into account the requirement of INT FRS 123 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as at 31 December 2024 (2023: nil).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

10.	PROPERTY, PLANT AND EQUIPMENT

	Group
	Buildings and structures	Machinery and equipment[1]	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Cost
1 January 2023	15,873,514	35,279,090	1,133,592	793,727	102,860	13,879,012	67,061,795
Addition	–	2,254,767	–	–	–	14,924,954	17,179,721
Transfer from construction in progress	1,513,290	17,594,136	1,373,358	48,448	6,446	(20,535,678)	–
Reclassification from assets held for sale	231,497	128,150	1,199	–	47	–	360,893
Disposals	(2,293)	(266,926)	(257,697)	(23,940)	(10,388)	(38,679)	(599,923)
Currency realignment	8,183	17,784	(594)	(4,920)	(764)	(4,641)	15,048
31 December 2023 and 1 January 2024	17,624,191	55,007,001	2,249,858	813,315	98,201	8,224,968	84,017,534
Addition	637,787	1,649,887	117,706	139,254	382	7,703,957	10,248,973
Transfer from construction in progress	546,211	8,670,268	200,325	73,896	1,056	(9,491,756)	–
Acquisition of Subsidiaries	1,168,431	9,508,635	13,854	42,086	56,444	1,226,227	12,015,677
Disposals	(1,055,047)	(402,703)	(171,787)	(229,108)	(22,710)	–	(1,881,355)
Reclassification (i)	(310,780)	338,725	58,010	(4,468)	–	–	81,487
Currency realignment	(1,626)	(9,338)	4,032	(43)	(84)	–	(7,059)
31 December 2024	18,609,167	74,762,475	2,471,998	834,932	133,289	7,663,396	104,475,257

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Group
	Buildings and structures	Machinery and equipment[1]	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Accumulated depreciation and impairment
1 January 2023	1,337,359	8,073,479	166,651	388,978	49,027	–	10,015,494
Charge for the year	735,706	4,811,709	318,835	16,456	25,455	–	5,908,161
Disposals	(196)	(214,177)	(76,915)	(22,850)	(5,400)	–	(319,538)
Impairment	4,140,330	12,018,902	542,416	118,968	8,443	1,829,750	18,658,809
Currency realignment	612	180	(170)	(493)	–	–	129
31 December 2023 and 1 January 2024	6,213,811	24,690,093	950,817	501,059	77,525	1,829,750	34,263,055
Charge for the year	684,061	6,194,018	368,868	213,844	7,562	–	7,468,353
Acquisition of Subsidiaries	63,175	741,488	3,083	11,179	3,739	–	822,664
Impairment	–	3,105,929	–	–	–	–	3,105,929
Disposal	(516,915)	(234,043)	(61,019)	(143,404)	–	–	(955,381)
Reclassification (i)	(2,710)	(1,478)	(45,460)	(4,078)	–	–	(53,726)
Currency realignment	3,386	(32)	2,445	(52)	10	–	5,757
31 December 2024	6,444,808	34,495,975	1,218,734	578,548	88,836	1,829,750	44,656,651
Net book value
31 December 2023	11,410,380	30,316,908	1,299,041	312,256	20,676	6,395,218	49,754,479
31 December 2024	12,164,359	40,266,500	1,253,264	256,384	44,453	5,833,646	59,818,606

(i)	Included within reclassifications of various assets into Assets held for Sale (Note 24) with net book value amounting to VND222,942 million, and certain automotive assets carried as machinery and equipment with net book value amounting to VND358,155 million, net, that were transferred from inventories.

[1]	Included within machinery and equipment are leased-out batteries, and charging stations under the BCC with V-Green, with net book values amounting to VND3,201,621 million (2023: VND2,250,206 million), and VND184,516 million, respectively.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Company
	Machinery and equipment	Total
	VND million	VND million
Cost
1 January 2023	61	61
Additions	3	3
31 December 2023 and 1 January 2024	64	64
Addition	2	2
31 December 2024	66	66

Accumulated depreciation
1 January 2023	7	7
Charge for the year	14	14
31 December 2023 and 1 January 2024	21	21
Charge for the year	15	15
31 December 2024	36	36

Net book value
31 December 2023	43	43
31 December 2024	30	30

As at 31 December 2024, a portion of property, plant and equipment with net carrying amount of VND 28,148 billion (2023: VND4,015 billion) are pledged with banks to secure the Group’s loans and debts.

During the year, the Group capitalized borrowing costs amounting to VND581 billion (2023: VND1,221 billion). These costs relate to general borrowings to finance for the construction of factories, infrastructure and product development. The capitalized borrowing costs relating to general borrowings are determined by applying a capitalization rate of 11.56% (2023: 11.13%).

Automotive CGU

The Group has performed impairment test after reviewing indicators of impairment and based its impairment calculations on most recent budgets, business plan and financial forecast. The recoverable amount of these property, plant and equipment as at 31 December 2024 has been determined based on using cash flow projections. In 2024, the Group did not record any further impairment losses. In 2023, the Group recorded an impairment loss of VND18,658 billion, which represented the partially write-down of property, plant and equipment to the recoverable amount as the generated future economic benefits is expectedly lower than carrying amount of the property, plant and equipment. Details and key assumptions have been presented in Note 11.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

10.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Impairment of leased-out batteries

In 2024, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The recoverable amount of leased-out batteries as at 31 December 2024 and 31 December 2023 has been determined based on fair value less costs of disposal (FVLCD) calculation using cash flow projections of contractual lease payments agreed with customers covering useful life of leased-out batteries. The discount rate applied to cash flow projections is 8.67% to 10.22% (2023: 10.02%). Impairment charges of VND441 billion (2023: VND946 billion) relating to leased-out batteries under the Automotive and E-scooter segments were recognized during the year.

The FVLCD measurement of the leased-out batteries is categorized at Level 3.

Key assumptions used in value in use calculations and sensitivity to changes in assumptions as presented in Note 11.

Impairment of battery production line

In 2024, the Group identified specific impairment indicators associated with battery production line due to the halt in production of Cell gen 1.6 and EV batteries this year. The recoverable amount of battery production line as at 31 December 2024 has been determined based on fair value less costs of disposal (FVLCD) which calculation of fair value using the current replacement cost of new assets and then deducts for the loss in value caused by physical deterioration, functional obsolescence and economic obsolescence. Impairment charges of VND2,665 billion relating to these assets were recognized during the year.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the consolidated and stand-alone financial statements (cont’d)

As at 31 December 2023, 31 December 2022 and for the years then ended respectively

11.	INTANGIBLE ASSETS

	Software	License	Product development costs	Goodwill	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million
Cost
1 January 2023	1,558,036	9,004,510	16,198,869	272,203	11,110,050	38,143,668
Addition	–	–	-	–	13,875,584	13,875,584
Transfer to intangible assets	691,170	–	16,155,585	–	(16,846,755)	-
Disposal	–	(212,375)	–	–	(758,033)	(970,408)
31 December 2023 and 1 January 2024	2,249,206	8,792,135	32,354,454	272,203	7,380,846	51,048,844
Addition	–	–	–	–	10,860,813	10,860,813
Transfer to intangible assets	430,042	4,470	11,925,704	–	(12,360,216)	–
Acquisition of a subsidiary	64,694	–	577,467	–	8,861	651,022
Disposal	(3,320)	–	(599,210)	–	(442,379)	(1,044,909)
31 December 2024	2,740,622	8,796,605	44,258,415	272,203	5,447,925	61,515,770

Accumulated amortization and impairment
1 January 2023	646,726	8,641,545	1,728,342	–	–	11,016,613
Charge for the year	293,257	204,790	3,749,976	–	–	4,248,023
Impairment	293,073	44,859	7,746,295	272,203	2,145,006	10,501,436
Disposal	–	(212,375)	–	–	–	(212,375)
31 December 2023 and 1 January 2024	1,233,056	8,678,819	13,224,613	272,203	2,145,006	25,553,697
Charge for the year	337,560	14,971	4,358,656	–	–	4,711,187
Acquisition of subsidiaries	12,662	–	59,340	–	–	72,002
Disposal	(1,223)	–	(90,591)	–	–	(91,814)
31 December 2024	1,582,055	8,693,790	17,552,018	272,203	2,145,006	30,245,072

Net book value
31 December 2023	1,016,150	113,316	19,129,841	–	5,235,840	25,495,147
31 December 2024	1,158,567	102,815	26,706,397	–	3,302,919	31,270,698

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

11.	INTANGIBLE ASSETS (CONT’D)

	Company
	Software	Total
	VND million	VND million
Cost
1 January 2023, 31 December 2023, and 1 January 2024	–	–
Additions	12,625	12,625
31 December 2024	12,625	12,625

Accumulated depreciation
1 January 2023, 31 December 2023, and 1 January 2024	–	–
Charge for the year	1,158	1,158
31 December 2024	1,158	1,158

Net book value
31 December 2023	–	–
31 December 2024	11,467	11,467

Impairment testing assets of the CGUs for the Group

The Group performed its annual impairment test of intangible assets not yet available for use and impairment test for the other long-term assets when circumstances indicate the carrying value of these assets may be impaired.

Given the Automotive CGU has intangible assets is not yet available for use as at 31 December 2023 and 2024, and additionally intangible assets with indefinite useful lives as at 31 December 2023, the Group performed impairment test for this CGU on those dates.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

11.	INTANGIBLE ASSETS (CONT’D)

Automotive CGU

	Group
	Property, plant and equipment (Note 10)	Intangible assets (Note 11)	Right-of-use assets (Note 23)	Total
	VND million	VND million	VND million	VND million
Automotive CGU
As at 31 December 2023
Net book value	40,763,131	22,235,651	4,953,894	67,952,676

Which includes impairment losses of:
As at 1 January 2023	–	–	–	–
Impairment loss in the year (i)	(17,173,000)	(10,501,436)	(2,005,702)	(30,220,138)
As at 31 December 2023	(17,173,000)	(10,501,436)	(2,005,702)	(30,220,138)

As at 31 December 2024
Net book value	41,553,299	27,450,970	4,665,017	73,669,286

Which includes impairment losses of:
As at 1 January and 31 December 2024	(17,173,000)	(10,501,436)	(2,005,702)	(30,220,138)

(i)	Included within are VND 262,252 million of impairment losses recognized on goodwill.

In 2024, the Group did not record any further impairment losses. In 2023, the Group recorded an impairment loss of VND10,501 billion, which represented a write-down of intangible assets to the recoverable amount as the generated future economic benefits is expectedly lower than carrying amount of the intangible assets.

The recoverable amount of the Automotive CGU of as 31 December 2024 and 31 December 2023 has been determined based on fair value less costs of disposal (FVLCD) calculation. For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, FVLCD is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated for the remaining useful life of the CGU using a long-term growth rate of 4% (2023: 3%). The pre-tax discount rate applied to cash flow projections is 16.7% (2023: 21.3%).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

11.	INTANGIBLE ASSETS (CONT’D)

Impairment testing assets of the CGUs for the Group (cont’d)

Key assumptions used in fair value less costs of disposal calculations

►	Selling price of vehicles
►	Sales volume growth rate
►	Production costs and other operating expenditures
►	Discount rate
►	Long-term growth rate

The implications of the key assumptions for the recoverable amount and sensitivity of the recoverable amount to changes in assumptions are discussed below:

►	Selling price of vehicles – The sales prices of vehicles in the model have been prepared based on comparing with other peers for each comparable car model type. Management assesses that the pricing of vehicles is one of the strategic competitive advantage of the Group when these products are launched to the markets, especially in international markets which account for a significant proportion of the prospective sales plan and related cash flow. Therefore, sales price of vehicles is identified as a significant assumption in the model. If sale prices of vehicles decrease on average by 0.5% more than the forecast, the Group will have an impairment.

►	Sales volume growth rate – When using industry data for sales volume, these assumptions are important because management assesses how the unit's position, relative to its competitors, might change over the forecast period. Management expects the Group's share of the target addressable market to be increasing during the forecast period and stabilizes afterwards. If sale volume growth rate decreases on average by 0.5% more than the forecast, the Group will have an impairment.

►	Production costs and other operating expenditures – The bases used to determine the values assigned to the production costs and other operating expenditures of automotive vehicles are from approved production, marketing and distribution financial budgets. During the period of projection, these values have also reflected expected production capacity and internal resource efficiency improvements. If production costs and other operating expenditures increase on average by 0.5% more than the forecast, the Group will have an impairment.

►	Discount rates – Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate of 16.7% (2023: 21.3%). The post-tax discount rate of 13.3% (2023: 15%) is derived based on the specific circumstances of the Group and is derived from its weighted average cost of capital (“WACC”), which reflects market participants’ perspective. If discount rates increase by 0.5%, the Group will have an impairment.

►	Long-term growth rate – Estimate is obtained based on the average anticipated growth rate of the respective markets. The long-term growth rate used is 4% (2023: 3%). A reduction of 0.5%, the Group will have an impairment.

The level of fair value hierarchy: FVLCD measurement of the CGUs is categorised at Level 3.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

12.	OTHER NON-CURRENT ASSETS

	Group
	2024	2023
	VND million	VND million
Financial assets
Deposits (i)	1,689,809	1,323,446
Others	25,900	24,000
Subtotal	1,715,709	1,347,446

Non-financial assets
Deposit for purchasing goods	–	4,097,898
Subtotal	–	4,097,898

TOTAL	1,715,709	5,445,344

(i)	This mainly comprises of deposits for the RVG program.

13.	ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

14.	INVENTORIES

The classification of inventory balance as at each financial reporting date is as follows:

	Group
	2024	2023 (Restated)
	VND million	VND million
Raw materials	14,286,598	16,629,162
Finished goods	8,890,857	9,030,342
Work in progress	3,074,867	3,211,759
Goods in transit	2,470,494	2,212,148
Tools and spare parts	239,671	222,048
Merchandises	23,718	25,342
TOTAL	28,986,205	31,330,801

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

14.	INVENTORIES (CONT’D)

During 2024, the amount of VND57,199 billion (2023: VND36,369 billion) was recognized as expenses for cost of inventories sold, and VND8,444 billion (2023: VND4,068 billion) was recognized as an expense for inventories carried at net realizable value respectively. These are recognized in cost of sales. The Group’s inventories are stated at the lower of cost and net realizable value.

As at 31 December 2024, inventories with the carrying value of VND216 billion (2023: VND936 billion) were used as collateral for borrowings of the Group as presented in Note 21.1.

15.	TRADE RECEIVABLES

15.1	Short-term trade receivables

	Group
	2024	2023
	VND million	VND million
Receivables from sale of finished goods and merchandises	5,220,947	329,952
Receivables from disposal of assets and scrap	270,525	61,333
Others (i)	113,572	73,241
TOTAL	5,605,044	464,526

(i)	Included within others are the current receivables from operating lease contracts relating to EV batteries and related activities.

15.2	Long-term trade receivables

	Group
	2024	2023
	VND million	VND million
Receivables from sale of finished goods	615,650	110,312
TOTAL	615,650	110,312

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

16.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Short term
Financial assets
Cash collateral to support Standby letter of credit insurances and other financial assets (i)	2,514,778	544,182	–	–
Subtotal	2,514,778	544,182	–	–

Non-financial assets
Value added tax deductible	7,829,343	5,807,909	–	–
Import tax to be refunded	1,281,331	592,559	–	–
Deposit for purchasing goods	1,102,066	–	–	–
Other receivables	326,425	9,245	–	–
Other short-term prepaid expenses	650,746	443,958	5,636	75,321
Subtotal	11,189,911	6,853,671	5,636	75,321
TOTAL	13,704,689	7,397,853	5,636	75,321

Long-term
Non-financial assets
Other long-term prepaid expenses	692,456	193,006	75,304	110,982
TOTAL	692,456	193,006	75,304	110,982

(i)	This mainly comprises secured deposit held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty; deposit for assets purchase from suppliers through letter of credit; cash receipts from customers at commercial banks which are temporarily frozen and checked before being transferred to current accounts of the Group.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

17.	CASH AND CASH EQUIVALENTS

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Cash on hand	28	1,279	–	–
Cash at banks	2,223,405	4,000,993	85,044	2,665,198
Cash equivalents	1,083,360	–	–	–
Total cash, cash equivalents (*)	3,306,793	4,002,272	85,044	2,665,198

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(*)	The table below details material balances held in foreign currencies by the Group and Company

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
United States Dollar	426,497	3,458,268	82,243	2,663,743
Euro	42,503	100,516	4	4
Canadian Dollar	54,481	114,824	–	–
Singapore Dollar	2,736	1,451	2,797	1,451
Indonesia Rupiah	78,897	839	–	–
Indian Rupee	135,703	–	–	–

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise items that are disclosed in this note.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

18.	OTHER LIABILITIES

18.1	Other current liabilities

	Group
	2024	2023 (Restated)
	VND million	VND million
Financial liabilities
Provision for contract penalty, compensation and purchase commitments (i)	1,853,326	1,560,258
Payables to employees	993,210	773,588
Payables relating to business cooperation contract with Nam An	–	5,814,429
Refunds to dealers	626,715	–
Deposits for battery leases	343,811	39,220
Others	530,206	244,630
Subtotal	4,347,268	8,432,125

Non-financial liabilities
Warranty reserve	2,215,403	886,582
Tax payables	2,041,629	609,469
Provision for residual guarantee program	140,461	–
Provision for statutory obligation expenses	207,666	142,271
Vouchers for ICE vehicle buyers	222,466	–
Others	336,641	28,890
Subtotal	5,164,266	1,667,212
TOTAL	9,511,534	10,099,337

(i)	The penalty and compensation costs incurred in 2024 were primarily related to the estimated charge from suppliers due to failure to meet committed volume, discontinuation of the development and engineering change of certain future electric vehicle models. As of 31 December 2024, the Group was still in the negotiation process to finalize compensation amounts.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

18.	OTHER LIABILITIES (CONT’D)

18.2	Other non-current liabilities

	Group
	2024	2023 (Restated)
	VND million	VND million
Financial liabilities
Others	94,886	131,595

Non-financial liabilities
Warranty reserve	3,414,032	1,589,429
Provision for residual guarantee program	857,308	–
Others	67,463	–
TOTAL	4,433,689	1,721,024

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

18.	OTHER LIABILITIES (CONT’D)

18.2	Other non-current liabilities (cont’d)

Details of movement of provisions during the year are as below:

	Provision for contract penalty and compensation	Warranty reserve	Provision for residual guarantee	TOTAL
	VND million	VND million	VND million	VND million
At 1 January 2023:	1,290,804	861,221	-	2,152,025
Provision made during the year	1,225,715	1,843,774	-	3,069,489
Change in accounting estimate for pre-existing provisions	–	137,952	-	137,952
Utilized	(956,261)	(366,936)	-	(1,323,197)
At 31 December 2023 (Restated)	1,560,258	2,476,011	-	4,036,269

At 1 January 2024:	1,560,258	2,476,011	-	4,036,269
Provision made during the year	1,002,699	4,066,583	997,769	6,067,051
Change in accounting estimate for pre-existing provisions	(189,313)	64,028	-	(125,285)
Utilized	(520,318)	(977,187)	-	(1,497,505)
At 31 December 2024	1,853,326	5,629,435	997,769	8,480,530

In which:
Current	1,853,326	2,215,403	140,461	4,209,190
Non-current	-	3,414,032	857,308	4,271,340

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

18.	OTHER LIABILITIES (CONT’D)

18.3	Government grants

	Group
	2024	2023
	VND million	VND million
Non-financial liabilities
As at 1 January and 31 December (i)	1,892,983	396,696

Current	–	–
Non-current	1,892,983	396,696

(i)	Site Development Agreement

The Group’s subsidiaries entered into a Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to VND3,250 billion (equivalent to USD125 million). For the year ended 31 December 2024, the Group’s subsidiaries have received VND1,477,914 million (2023: VND393,934 million) equivalent to USD57.8 million (2023: USD16.2 million), of cash from this incentive. The government grants received are recorded in the account of other long-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

19.	DEPOSITS AND DOWNPAYMENT FROM CUSTOMERS

	Group
	2024	2023
	VND million	VND million
Refundable deposits	2,524,022	329,746
Non-refundable downpayments (Note 8.1)	1,041,441	858,157
As 31 December	3,565,463	1,187,903

Deposits and downpayment represents advances from customers for sales of automobiles, e-scooters and service parts.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

20.	DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties and prepaid lease payments under operating lease agreement, and maintenance services consisted of the following:

	Group
	2024	2023 (Restated)
	VND million	VND million
Beginning balance of the year	1,952,944	606,843
Additions	1,256,877	1,480,143
Revenue recognized	(129,708)	(134,042)
Ending balance of the year	3,080,113	1,952,944

Current	147,786	173,582
Non-current	2,932,327	1,779,362

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as at the statement of financial position dates. Of the total deferred revenue as at 31 December 2024, the Group expects to recognize VND148 billion (2023: VND174 billion) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

21.	INTEREST-BEARING LOANS AND BORROWINGS

		Group		Company
	Note	2024	2023	2024	2023
		VND million	VND million	VND million	VND million
Short-term
Loans from banks	21.1	24,210,045	21,307,941	–	–
Current portion of long-term Loans	21.2	7,279,170	7,143,376	3,941,272	–
Current portion of bonds	21.3	7,605,487	11,443,465	–	–
Others		29,384	–	29,384	–
TOTAL		39,124,086	39,894,782	3,970,656	–

Long-term
Loans from banks	21.2	16,924,140	22,590,438	2,325,417	5,918,804
Bonds	21.3	5,938,750	7,551,628	–	–
Loans from others		–	28,083	–	28,083
TOTAL		22,862,890	30,170,149	2,325,417	5,946,887

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.1	Short-term loans from banks

Details of short-term borrowings as at 31 December 2024 and 31 December 2023 are as follows:

Lenders	Ending balance			Maturity date	Description of collateral of loans in the ending balance
	Original Currency	Equivalent to VND million
		2024	2023
Bank 1	VND, USD	6,032,808	8,357,347	From January to October 2025	Shares and properties of affiliates; payment guarantee by the ultimate parent company
Bank 2	VND, EUR	6,602,705	4,336,556	From January to December 2025	Shares and properties of affiliates; machines and equipment of the Company; payment guarantee by the ultimate parent company
Bank 3	VND	2,606,592	1,999,554	From January to December 2025	Shares of affiliates; payment guarantee by the ultimate parent company
Bank 4	VND	1,439,745	1,495,421	From January to September 2025	Shares, bonds and properties of affiliates; machineries held by the Company; payment guarantee by the ultimate parent company
Bank 5	VND	1,088,269	1,300,000	From January to September 2025	Shares, bonds and properties of affiliates; machineries held by the Company and payment guarantee by the ultimate parent company
Bank 6	USD	462,805	824,671	From January to May 2025	Vehicles under loan contract and payment guarantee by the ultimate parent company
Bank 7	VND	3,984,964	2,994,392	From January to June 2025	Shares of an affiliate; payment guarantee by the ultimate parent company
Bank 8	VND	257,001	–	From January to December 2025	Shares of the ultimate parent company held by individuals and properties of an affiliate; payment guarantee by the ultimate parent company

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.1	Short-term loans from banks (cont’d)

Details of short-term borrowings as at 31 December 2024 and 31 December 2023 are as follows: (cont’d)

Lenders	Ending balance			Maturity date	Description of collateral of loans in the ending balance
	Original Currency	Equivalent to VND million
		2024	2023
Bank 9	USD	780,625	–	From January to March 2025	Letter of Comfort from the ultimate parent company and Standby Letter of Credit (“SBLC”) from a commercial bank
Bank 10	IDR	441,945	–	April 2025	Payments guaranteed by the ultimate parent company and SBLC from a commercial bank
Bank 11	INR	442,736	–	October 2025	Payments guaranteed by Vingroup Investment company and SBLC from a commercial bank
Loans from others	EUR	69,850	–	February 2025	Certain inventories (Note 14)
TOTAL		24,210,045	21,307,941

Details of interest rate during the year of short-term borrowings as at 31 December 2024 and 31 December 2023 are as follows:

Loans and borrowings	Currency	Interest rate applicable (per annum)
		2024	2023
Short-term Loans	VND	From 8.5% to 15%	From 6.7% to 15%
Short-term Loans	USD	From 6.3% to 10.5%	10.5%
Short-term Loans	EUR	From 5.8% to 6.73%	Not applicable
Short-term Loans	IDN	8.07%	Not applicable
Short-term Loans	INR	8.95%	Not applicable
UPAS Letter of Credit	VND	9.5%	From 10.5% to 14.5%

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.2	Long-term loans from banks

Details of the Group and Company’s long-term borrowings as at 31 December 2024 and 31 December 2023 are as follows:

Lenders	Ending balance			Maturity date of borrowings as at 31 December 2024	Collateral
	Original Currency	Equivalent to VND million
		Group
		2024	2023
Syndicated loan No.1	USD	12,751,954	13,997,995	From March 2025 to September 2030	(i)
In which: current portion	USD	2,491,712	2,176,904
Syndicated loan No.2	USD	–	4,473,261
In which: current portion	USD	–	4,473,261
Syndicated loan No.3	USD	1,970,809	2,200,874	From June 2025 to December 2026	(i)
In which: current portion	USD	447,924	358,215
Syndicated loan No.4	USD	3,165,712	3,127,891	From May 2025 to November 2029	(i)
In which: current portion	USD	358,603	129,791
Syndicated loan No.5	USD	6,266,689	5,918,804	From November 2025 to November 2026	(i)
In which: current portion	USD	3,941,272	–
Loan from others	USD	48,146	14,989	From February 2025 to October 2026	(ii)
In which: current portion	USD	39,659	5,205
		24,203,310	29,733,814

In which:
Non-current portion		16,924,140	22,590,438
Current portion		7,279,170	7,143,376

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.2	Long-term loans from banks

Details of the Group and Company’s long-term borrowings as at 31 December 2024 and 31 December 2023 are as follows:

Lenders	Ending balance			Maturity date of borrowings as at 31 December 2024	Collateral
	Original Currency	Equivalent to VND million
		Company
		2024	2023
Syndicated loan No.5	USD	6,266,689	5,918,804	From November 2025 to November 2026	(i)
In which: current portion	USD	3,941,272	–
TOTAL		6,266,689	5,918,804

In which:
Non-current portion		6,266,689	5,918,804
Current portion		3,941,272	–

(i)            As at 31 December 2024, these long-term loans are secured by:

-	The Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance;

-	Certain shares of an affiliate of the Group held by the ultimate parent company;

-	Payment guarantee from the ultimate parent company and a commercial bank. The payment guarantee from the commercial bank is secured by certain properties held by affiliates;

(ii)	As of 31 December 2024, these long-term loans were secured by vehicles under loan contract.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.2	Long-term loans from banks (cont’d)

As of 31 December 2024, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements. In 2025, the Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements.

Details of interest rate of borrowings as follows:

Loans and borrowings	Currency	Interest rate
As at 31 December 2024
Secured loan without swap contract	USD	Floating interest rate, from 7.12% to 9.08% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract 4.1% per annum
Secured loans	EUR	Floating interest rate, from 5.08% to 6.73% per annum

As at 31 December 2023
Secured loan without swap contract	USD	Floating interest rate, from 4.93% to 9.09% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.3	Bonds

Bonds	Ending balance			Maturity	Interest rate of borrowings as at 31 December 2024	Collateral
	Original Currency	VND million
		2024	2023
Bond No.1	VND	1,995,793	1,985,738	May 2025	Floating interest rate, annual interest rate from 9.775% to 10.175% per annum	(i)
In which: current portion	VND	1,995,793	–
Bond No.2	VND	4,992,091	4,951,792	From January to March 2025	Fixed interest rate from 14.4% to 14.5% per annum	(ii)
In which: current portion	VND	4,992,091	–
Bond No.3	VND	617,603	614,098	September 2025	Floating interest rate, annual interest rate from 10.875% to 11.225% per annum	(iii)
In which: current portion	VND	617,603	–
Bond No.4	VND	–	11,443,465
In which: current portion	VND	–	11,443,465
Bond No.5	VND	1,977,750	–	October 2026	Fixed interest rate at 13.5% per annum	(iv)
Bond No.6	VND	3,951,000	–	October 2029	Fixed interest rate at 13.5% per annum	(iv)
Bond No.7	VND	10,000		December 2026	Fixed interest rate at 13.5% per annum	(iv)
TOTAL		13,544,237	18,995,093

In which:
Non-current portion		5,938,750	7,551,628
Current portion		7,605,487	11,443,465

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

21.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

21.3	Bonds (cont’d)

(i)	This bond issue is secured by shares of an affiliate held by the ultimate parent company; payment guaranteed by the ultimate parent company.

(ii)	This bond issue is secured by shares of an affiliate company held by the ultimate parent company and shares of the ultimate parent company held by Vietnam Investment Group Joint Stock Company (“VIG”); payment guaranteed by the ultimate parent company.

(iii)	This bond issue is secured by shares of the ultimate parent company held by VIG; payment guaranteed by the ultimate parent company.

(iv)	This bond issue is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company. As of 31 December 2024, the Group’s collateral cover ratio was less than the required ratio specified in the related bond agreements. By the date of the consolidated financial statements, the Group completed administrative procedures with the relevant regulatory body to register the additional collaterals within committed timeline.

22.	SHORT-TERM ACCRUALS

	Group		Company
	2024	2023 (Restated)	2024	2023
	VND million	VND million	VND million	VND million
Financial liabilities
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	5,695,041	8,172,787	–	–
Accrued construction costs of factories and infrastructures	337,019	917,592	–	–
Accrued selling expenses (i)	3,241,109	576,958	–	–
Interest accrual	398,839	668,000	–	–
Others	1,360,796	773,940	211,111	129,983
TOTAL	11,032,804	11,109,277	211,111	129,983

(i)	As at 31 December 2024, accrued selling expenses include accrued expenses related to free-charging program for customers purchasing electric vehicles (“EV customers”). The accrued expense of VND522 billion will be paid to V-Green Global Charging Station Development JSC (“V-Green JSC”), a related party, providing charging station services to EV customers.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

23.	LEASES

Group as a lessee

The Group has lease contracts for various items of lands, showrooms and others used in its operations. Leases of land generally have lease terms between 21 and 99 years, showrooms and others have lease terms between 2 and 45 years. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the years ended 31 December 2024 and 2023:

	Land	Show-rooms, charging stations and others (i)	Vessel	Total
	VND million	VND million	VND million	VND million
Group
As at 1 January 2023	570,309	3,970,018	–	4,540,327
Additions	40,745	1,306,257	2,403,721	3,750,723
Depreciation expenses	(14,387)	(810,310)	(443,850)	(1,268,547)
Termination	–	(129,166)	–	(129,166)
Impairment (ii)	(173,006)	(1,269,175)	(563,521)	(2,005,702)
Other increase/(decrease)	5,031	77,271	–	82,302
As at 31 December 2023 and 1 January 2024	428,692	3,144,895	1,396,350	4,969,937
Increase from acquisition of a subsidiary	–	1,464,332	–	1,464,332
Additions	96,205	391,350	–	487,555
Depreciation expenses	(10,484)	(744,461)	(253,692)	(1,008,637)
Termination	–	(715,391)	–	(715,391)
Impairment	–	(161,517)	–	(161,517)
Modifications	–	306,644	(736,315)	(429,671)
Currency realignment	–	63,233	–	63,233
As at 31 December 2024	514,413	3,749,085	406,343	4,669,841

(i)	Included within are charging stations under the BCC with V-Green, with net book values amounting to VND2,502,906 million, with depreciation expenses of VND157,785 million charged to the statement of profit or loss for the year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

23.	LEASES (CONT’D)

Group as a lessee (cont’d)

(ii)	The Group has performed impairment test after reviewing indicators of impairment and based its impairment calculations on most recent budgets, business plan and financial forecast. The recoverable amount of these right-of-use assets as at 31 December 2024 has been determined based on using cash flow projections. In 2024, the Group recorded an impairment loss of VND162 billion of showroom right-of-use assets due to the change in plan of these showrooms. In 2023, the Group recorded an impairment loss of VND2,006 billion, which represented the partially write-down of right-of-use assets to the recoverable amount as the generated future economic benefits is expectedly lower than carrying amount of the right-of-use asset. Details and key assumptions have been presented in Note 11.

The Group entered into lease agreements with third parties. These leases generally provide for fixed monthly/quarterly/annually rent. The maturity analysis of lease liabilities is disclosed in Note 28. The carrying amounts and the movements of lease liabilities during the period are as follows:

	Group
	2024	2023
	VND million	VND million
As at 1 January	6,849,151	4,025,234
Increase from acquisition of a subsidiary	1,521,835	-
Additions	370,542	3,750,724
Interest expenses	1,155,283	545,152
Payment	(1,536,412)	(1,513,796)
Lease modification	(429,239)	-
Revaluation of lease liability	109,693	217,363
Termination	(811,973)	(121,286)
Currency realignment	193,254	(54,240)
As at 31 December	7,422,134	6,849,151
In which:
Current	1,513,026	1,520,305
Non-current	5,909,108	5,328,846

The following are the amount recognized in the consolidated statements of profit or loss:

	2024	2023
	VND million	VND million
Depreciation expense of right-of-use assets	(1,008,637)	(1,268,547)
Gain/(loss) from termination contract	96,582	(7,880)
Interest expense on lease liabilities	(1,155,283)	(545,152)
Total amounts recognized in profit or loss	(2,067,338)	(1,821,579)

The Group had total cash outflows for leases of VND1,536 billion (2023: VND1,514 billion) in 2024. The Group had non-cash additions to right-of-use assets of VND391 billion (2023: VND3,751 billion) and lease liabilities of VND371 billion (2023: VND3,751 billion) in 2024.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

23.	LEASES (CONT’D)

Group as a lessor

The Group, as lessor, lets out batteries of EV and e-scooter under operating lease and finance lease agreements. The leases have terms of 10 years.

Finance lease

The future minimum rental receivables under finance lease agreements are as follows:

	Group
	2024	2023
	VND million	VND million
Less than 1 year	337,731	124,503
From 1 to 2 years	337,731	124,503
From 2 to 3 years	337,731	124,503
From 3 to 4 years	337,731	124,503
From 4 to 5 years	337,731	124,503
More than 5 years	859,138	355,434
TOTAL	2,547,793	977,949

Net investment in leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated statements of financial position as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to finance leases are presented on the consolidated statements of financial position as follows:

	Group
	2024	2023
	VND million	VND million
Gross investment in the lease (i)	2,802,092	1,044,432
Received cash	(254,299)	(66,483)
Total future minimum rental receivables	2,547,793	977,949
Unearned interest income	(821,738)	(338,701)
Net Investment in the Lease	1,726,055	639,248
In which:
Current assets	165,980	56,219
Non-current assets	1,560,075	583,029

(i)	Included within the gross investment in the lease are undiscounted future lease payment under finance lease arrangements as at lease commencement date.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

23.	LEASES (CONT’D)

Group as a lessor (cont’d)

Finance lease (cont’d)

	Group
	2024	2023
	VND million	VND million
Revenue from finance lease agreement	1,213,322	633,990
Lease income relating to variable lease payments not included in the measurement of the net investment in lease	64,585	9,093
Cost of sale	(1,425,537)	(804,280)
Selling loss recognized at lease commencement date	(212,215)	(170,290)

Operating lease

The future minimum rental receivables under operating lease agreements are as follows:

	Group
	2024	2023
	VND million	VND million
Less than 1 year	306,208	150,491
From 1 to 2 years	301,122	150,491
From 2 to 3 years	286,018	150,491
From 3 to 4 years	262,790	150,491
From 4 to 5 years	246,830	150,491
More than 5 years	691,078	598,824
TOTAL	2,094,046	1,351,279

	Group
	2024	2023
	VND million	VND million
Revenue from operating lease agreement	286,096	225,688
Lease income from variable lease payments not included in the measurement of the lease receivable (i)	96,917	62,683
Cost of sale	(528,142)	(326,356)

(i)	Includes operating lease income from BCC with V-Green amounting to VND55,298 million (2023: nil).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

24.	ASSETS HELD FOR SALE

Assets held for sales as of 31 December 2024 included showroom-related assets to be sold.

25.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as at 31 December 2024 was VND14,243 billion (2023: VND13,198 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

The contingent liability pertains to a dispute between a subsidiary of the Group and a supplier

In 2024, a subsidiary of the Group terminated a contract for the procurement of machinery and equipment with the supplier. At the time of preparing the consolidated financial statements, the subsidiary was engaged in negotiations with the supplier to ascertain the potential costs associated with the termination of the contract.

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On 12 April 2024, a putative shareholder, Jeremie Comeau, filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, the “Comeau Defendants”) (the “Comeau Action”). the Plaintiff alleges that the Comeau Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing.

The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023, merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between 15 August 2023, and 17 January 2024.” The Plaintiff alleges that Comeau Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 and seek damages and other relief.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

25.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.) (cont’d)

On 9 May 2024, the Court granted the parties’ joint stipulation accepting service and postponing any necessary filings until after a Lead Plaintiff was selected by the Court. On 1 November  2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On 15 January 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant.

On 22 January 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on 17 March 2025, the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on 16 April 2025.

On 18 March 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference, and the conference is scheduled for 15 May 2025. At this stage, the final outcome and therefore ultimate financial liability on account of this matter is unascertainable. Accordingly, no provision has been made in the Group’s consolidated financial statements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS

Set out below, is an overview of financial assets and liabilities held by the Group:

26.1	Financial assets

	Group		Company
	2024	2023 (Restated)	2024	2023
	VND million	VND million	VND million	VND million
Debt instruments at amortized cost	20,514,719	9,764,563	3,625,700	8,117,333
Cash and cash equivalents (Note 17)	3,306,793	4,002,272	85,044	2,665,198
Short-term amount due from related parties (Note 30.3)	4,203,463	2,605,029	3,540,656	2,803,335
Short-term other receivables (Note 16)	2,514,778	544,182	–	–
Short-term trade receivables (Note 15.1)	5,605,044	464,526	–	–
Current net investment in the lease (Note 23)	165,980	56,219	–	–
Short-term investments (i)	823,597	4,105	–	–
Other non-current assets (Note 12)	1,715,709	1,347,446	–	–
Non-current net investment in the lease (Note 23)	1,560,075	583,029	–	–
Long-term amount due from related parties (Note 30.3)	3,630	47,443	–	2,648,800
Long-term trade receivables (Note 15.2)	615,650	110,312	–	–

Financial assets at fair value through profit or loss	1,103,827	614,134	–	–
Cross-currency interest rate swaps (Note 26.3)	185,787	614,134	–	–
Other long-term investment (Note 26.3)	918,040	–	–	–
	21,618,546	10,378,697	3,625,700	8,117,333

In which:
Total current	16,805,442	8,224,343	3,625,700	5,468,533
Total non-current	4,813,104	2,154,354	–	2,648,800

(i)	As of 31 December 2024, some deposits totaling VND815 billion have a term of 215 days, earning a fixed interest rate of 2.5% per annum. These deposits are being pledged for the purpose of issuing standby letters of credit to secure a loan of a subsidiary of the Group.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.2	Financial liabilities

	Group		Company
	2024	2023 (Restated)	2024	2023
	VND million	VND million	VND million	VND million
Financial liabilities at amortized cost	210,573,156	168,869,230	56,497,684	57,318,895
Short-term interest-bearing loans and borrowings (Note 21)	39,124,086	39,894,782	3,970,656	–
Trade payables	20,791,192	11,063,663	–	–
Short-term amount due to related parties (Note 30.3)	64,037,426	42,943,266	49,990,500	51,242,025
Short-term accruals (Note 22)	11,032,804	11,109,277	211,111	129,983
Short-term lease liabilities (Note 23)	1,513,026	1,520,305	–	–
Other current liabilities (Note 18.1)	4,347,268	8,432,125	–	–
Long-term interest-bearing loans and borrowings (Note 21)	22,862,890	30,170,149	2,325,417	5,946,887
Long-term amount due to related parties (Note 30.3)	40,531,203	18,151,355	–	–
Long-term accruals	329,267	123,867	–	–
Long-term lease liabilities (Note 23)	5,909,108	5,328,846	–	–
Other non-current liabilities (Note 18.2)	94,886	131,595	–	–

Financial liabilities at fair value through profit or loss	21,655,938	19,585,595	20,536,326	1,327,532
Financial liability in respect of DPS2 (Note 27.1)	21,619,612	18,258,063	–	–
Financial liability in respect of DPS (Note 27)	–	–	20,500,000	–
Long-term warrant instrument liabilities (Note 27)	36,326	137,057	36,326	137,057
Convertible debenture	–	1,190,475	–	1,190,475
	232,229,094	188,454,825	77,034,010	58,646,427

In which:
Total current	162,465,414	134,411,956	74,672,267	52,562,483
Total non-current	69,763,680	54,042,869	2,361,743	6,083,944

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy

A.	Fair value of financial instruments that are carried at fair value:

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Group
As at 31 December 2024
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	185,787	185,787
- Other long-term investments (ii)	–	–	918,040	918,040
	–	–	1,103,827	1,103,827

In which:
Current portion	–	–	185,787	185,787
Non-current portion	–	–	918,040	918,040

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 27)	–	–	21,619,612	21,619,612
- Long-term warrant instrument liabilities (iii)	36,326	–	–	36,326
	36,326	–	21,619,612	21,655,938

In which:
Current portion	–	–	21,619,612	21,619,612
Non-current portion	36,326	–	–	36,326

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows: (cont’d)

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Company
As at 31 December 2024
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS (Note 27)	–	–	20,500,000	20,500,000
- Long-term warrant instrument liabilities (iii)	36,326	–	–	36,326
	36,326	–	20,500,000	20,536,326

In which:
Current portion	–	–	20,500,000	20,500,000
Non-current portion	36,326	–	–	36,326

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows: (cont’d)

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Group
As at 31 December 2023
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	614,134	614,134

In which:
Current portion	–	–	548,010	548,010
Non-current portion	–	–	66,124	66,124

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	–	–	1,190,475	1,190,475
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 27)	–	–	18,258,063	18,258,063
- Long-term warrant instrument liabilities (iii)	137,057	–	–	137,057
	137,057	–	19,448,538	19,585,595

In which:
Current portion	–	–	19,448,538	19,448,538
Non-current portion	137,057	–	–	137,057

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows: (cont’d)

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Company
As at 31 December 2023
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	–	–	1,190,475	1,190,475
- Long-term warrant instrument liabilities (iii)	137,057	–	–	137,057
	137,057	–	1,190,475	1,327,532

In which:
Current portion	–	–	1,190,475	1,190,475
Non-current portion	137,057	–	–	137,057

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

		Net change in fair value recognized in consolidated statement of profit or loss
	1 January 2024	Unrealized gain/loss	Realized gain/loss	Payment during the year	Acquisition of a subsidiary	31 December 2024
	VND million	VND million		VND million	VND million	VND million
Group
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	614,134	(428,347)	503,679	(503,679)	–	185,787
- Other long-term investment (ii)	–	–	–	–	918,040	918,040

In which:
Current portion	548,010	(362,223)	503,679	(503,679)	–	185,787
Non-current portion	66,124	(66,124)	–	–	918,040	918,040

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	1,190,475	–	–	(1,190,475)	–	–
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 27)	18,258,063	3,361,549	–	–	–	21,619,612

In which:
Current portion	18,258,063	3,361,549	–	–	–	21,619,612
Non-current portion	1,190,475	–	–	(1,190,475)	–	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow: (cont’d)

	1 January 2024	Net change in unrealized fair value recognized in consolidated statements of profit or loss	Payment during the year	31 December 2024
	VND million	VND million	VND million	VND million
Company
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	1,190,475	–	(1,190,475)	–
- Financial liabilities at fair value through profit or loss in respect of DPS (Note 27)	–	20,500,000	–	20,500,000

In which:
Current portion	1,190,475	20,500,000	(1,190,475)	20,500,000
Non-current portion	–	–	–	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow: (cont’d)

	1 January 2023	Net change in unrealized fair value recognized in consolidated statements of profit or loss	Reclassification	31 December 2023
	VND million	VND million	VND million	VND million
Group
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	1,229,050	(614,916)	–	614,134

In which:
Current portion	532,718	15,292	–	548,010
Non-current portion	696,332	(630,208)	–	66,124

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 27)	15,180,723	3,077,340	–	18,258,063

In which:
Current portion	–	–	18,258,063	18,258,063
Non-current portion	15,180,723	3,077,340	(18,258,063)	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value (cont’d)

(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The CCIRS contract of the loan No.3 and No.2 was expired in April 2023 and November 2024, respectively. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1 as disclosed in Note 21.2.

As at 31 December 2024, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND185.8 billion (2023: VND614 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of profit or loss. Net change in fair value of CCIRS derivative instruments for 2024 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of profit or loss.

(ii)	The Group acquired 3.75% voting shares in Storedot Ltd., equivalent to 2,219,970 series D preference shares in the investee, from its acquisition of a subsidiary during the year (Note 6).

(iii)	As of 31 December 2024, warrant liability amounted to VND36,326 million (2023: VND137,057 million). The liability represents 3,321,002 (2023: 3,321,002) outstanding warrants, with a fair value of VND 10,938 per warrant (2023: VND 41,270 per warrant). In the year ended 31 December 2024, a fair value gain on VND103,187 million (2023: nil) was recognized in the profit or loss.

These warrants are classified as non-current liabilities, and the fair value of warrant liability would be revaluated at the exercised date or at the end of each reporting period, based on the trading price of warrants on the market, with the change in fair value being recorded as a gain or loss in the consolidated statements of profit or loss. The fair value of the warrant liability would continue to be classified as a liability until the warrants are exercised or expired or an amendment of the warrant agreement renders these warrants to be no longer classified as a liability.

The warrants carry an exercise price of USD 11.50 per warrant and will expire five years after the completion of a business combination with Black Spade Acquisition Co., or earlier upon redemption or liquidation.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.3	Fair value hierarchy (cont’d)

B.	Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The financial assets and liabilities by classes whose carrying amounts are not carried at fair value and reasonably approximate fair value are as follows:

Trade receivables (Note 15), other receivables (Note 16), cash and cash equivalent (Note 17), amount due from/to related parties (Note 30), short-term investments, other receivables (Note 16), other non-current assets (Note 12); trade payables; loans and borrowings (Note 21); other liabilities (Note 18); accruals (Note 22) and lease (Note 23).

The carrying amount of these financial assets and liabilities are reasonable approximation of fair values, either due to their short-term nature or that they are floating rate instruments that are re-priced to market interest rates on or near the reporting date, or they are fixed rate instruments that approximate market interest rates on the reporting date.

26.4	Valuation processes

For recurring and non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period.

The Group’s fair value methodology and the governance over its models includes a number of controls and other procedures to ensure appropriate safeguards are in place to ensure its quality and adequacy. The responsibility of ongoing measurement resides with the business divisions. Once submitted, fair value estimates are also reviewed and challenged by the management.

The valuers validate fair value estimates by:

►	Benchmarking prices against observable market prices or other independent sources;

►	Re-performing model calculations; and

►	Evaluating and validating input parameters.

Management also challenges the model calibration on at least an annual basis or when significant events in the relevant markets occur. Management is responsible for ensuring that the final reported fair value figures are in compliance with FRS and proposes adjustments when needed. When relying on third-party sources (e.g., broker quotes, or other micro or macro-economic inputs), management is also responsible for:

►	Verifying and challenging the approved list of providers; and

►	Understanding the valuation methodologies and sources of inputs and verifying their suitability for FRS reporting requirements.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

26.	FINANCIAL INSTRUMENTS (CONT’D)

26.4	Valuation processes (cont’d)

Valuation techniques and specific considerations for Level 3 inputs are further explained below.

Valuation methods and assumptions

The significant unobservable inputs used in the fair value measurements categorized within level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at 31 December 2024 and 31 December 2023 is shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	31 December 2023	Interpolated SOFR for subsequent years	4.70 – 5.54
		31 December 2024	Interpolated SOFR for subsequent years	4.45
CCIRS contract of the loan No.2	DCF	31 December 2023	Interpolated SOFR for subsequent years	4.98 – 5.57
		31 December 2024	Interpolated SOFR for subsequent years	Expired in November 2024
Financial liabilities in respect of DPS2 (i)	Binomial option pricing model – Lattice model and Available Market Price (AMP)	31 December 2023	Credit spread of the Company	12.46
			Probability of expected events & expected exercise date
			Volatility	66.6
	Binomial option pricing model – Lattice model and Available Market Price (AMP)	31 December 2024	Credit spread of the Company	13.6
			Probability of expected events & expected exercise date
			Volatility	62.6

Equity instrument in respect of DPS1 and DPS4 (ii)	Binomial option pricing model – Lattice model	31 December 2023	Credit spread of the Company	13.6
			Volatility	62.6
			Risk free rate	3.394 – 4.119
Other investments	Combination of calibration method and market comparable Option Pricing Model	31 December 2024	Volatility	53.8.3 - 90.8
			Risk free rate	2.5

(i)	The Group has never declared or paid any cash dividends on its ordinary shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies.

An increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the financial liabilities in respect of DPS2.

(ii)	The Company remeasured DPS1 and DPS4 at fair value as of the date the terms and conditions of these DPSs were amended (i.e., 31 December 2024) in accordance with Share Exchange Agreements (Note 27).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

27.	DIVIDEND PREFERENCE SHARES

27.1	Dividend preference shares recognized as financial liabilities

Dividend preferred shares (“DPS2”) issued under the series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle of instruments (collectively referred to as the ‘Financial liabilities in respect of DPS2’), and are measured at fair value through profit or loss in the consolidated statements of the Company. Details are as below:

-	In 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD625 million aggregate principal amount of exchangeable bonds (“EB”). Investors of EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events as specified in transaction documents. Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which, investors of EB have the rights to exchange their EB for a number of the Company’s ordinary shares at the exchange rate determined in transaction documents. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of DPS2.

-	In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2, at the conversion rate of 1:1, and such conversion is dependent on whether appropriate approvals are obtained.

-	In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

-	In 2024, Vingroup JSC partially redeemed the EB. The terms of the remaining EB (“Revised EB”) were revised in accordance with the Deed of Amendment and Supplement and Supplemental Deed Poll both dated in April 2024. On 16 July 2024, Vingroup JSC and VinFast signed a Notice Letter relating to the put option agreement (as amended and supplemented) to clarify the amount of the put option considerations, which include the amount required for Vingroup JSC to fulfil its redemption obligations resulting from the relevant redemptions. The costs to be incurred by Vingroup JSC, and therefore comprising the put option consideration, is understood to also include an interest amount at the rate of 9% accruing over any actual payment amount that has been paid by Vingroup JSC.

-	As of 31 December 2024, the fair value of the financial liabilities in respect of DPS2 was VND21,619,612 million, equivalent to USD888.4 million (2023: VND18,258,063 million). Change in fair value of this instrument was recorded as a loss on financial instruments at fair value through profit or loss in the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

27.	DIVIDEND PREFERENCE SHARES (CONT’D)

27.2	Dividend preference shares recognized as equity instruments

Other dividend preference shares (DPS) held by Vingroup JSC, are recognized as equity instruments and presented as non-controlling interest in the consolidated financial statements of the Company. Details are as below:

Preference shares	Timing of issuance (year)	No of shares	Dividend (%) (v)	Other principles
Dividend Preference Shares 1 (“DPS 1”)	2022	600,000,000	0.01%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 1 (“DPS 3”)	2022	2,578,216,022	0.01%/year	(i), (iv)
Dividend Preference Shares 4 (“DPS 4”)	2022	4,573,371,392	9%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 5 (“DPS 5”)	2024	2,000,000,000	12%/year (unpaid dividends shall be accumulative)	(i), (ii), (iii)
TOTAL		9,751,587,414

(i)	Par value of share: 10,000 VND. These DPS carry no voting right and are not redeemable at the request of DPS shareholder.

(ii)	DPS shareholder has the right (but not the obligation) to convert DPS into VinFast Vietnam’s ordinary shares, as stipulated in the transaction documents.

(iii)	DPS shareholder has the right (but not the obligation) to exchange DPS into ordinary shares of the Company, as stipulated in the Share Exchange Agreements dated 31 December 2024 which were entered into between Vingroup JSC and the Company. The number of the Company’s ordinary shares to be issued shall be equal to the number of DPSs requested to be exchanged divided by a pre-determined exchange rate and rounded down to the nearest whole number. In all cases, the exchange rates shall be subject to customary adjustment terms.

(iv)	Unless DPSs have been converted into VinFast Vietnam's ordinary shares before VinFast Vietnam is dissolved, liquidated, or bankrupt, in the event of VinFast Vietnam's dissolution, liquidation, or bankruptcy, DPS shareholder shall have the same rights as ordinary shareholders to receive the remaining assets of VinFast Vietnam as specified in the transaction documents.

(v)	The payment of dividends shall be made provided that VinFast Vietnam’s net retained earnings for the year, after paying all dividends, is positive and the payment of dividends in the year does not lead to any breach of VinFast Vietnam’s obligations. Dividend may be paid at a time determined by VinFast Vietnam’s shareholders.

(vi)	As of 31 December 2024, terms and conditions of DPS 1 and DPS 4 were amended by including exchange rights as specified in the Share Exchange Agreements, which triggered extinguishment accounting. DPS 1 and DPS 4, following this amendment, are still qualified for equity classification. As a result, DPS 1 and DPS 4 were remeasured at fair value and the differences amounting to VND27,498,416 million between their fair value and carrying amount were recorded as a change in Other reserves.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s financial liabilities, other than derivatives, comprise trade payables, other liabilities, accruals, loans and borrowings, amounts due to related parties and lease liabilities. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also has various financial assets such as trade receivables, other assets, amount due from related parties, and other financial assets, cash and short-term bank deposits and other financial assets which arise directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss and term deposits.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant.

The following assumptions have been made in calculating the sensitivity analysis:

►	The consolidated statements of financial position sensitivity relate to derivatives and other financial assets at fair value through profit or loss; and/or

►	The sensitivity of the relevant consolidated statements of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on 31 December 2024 and 31 December 2023.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d)

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

	Increase/(decrease) in basis points		Effect on loss before tax
	2024	2023	2024	2023
			VND million	VND million
VND	73	123	(96,036)	(166,067)
VND	(73)	(123)	96,036	166,067

USD	57	84	(71,354)	(80,940)
USD	(57)	(84)	71,354	80,940

The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenue or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rates swap and forward foreign exchange for loan contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate with respect to VND expected over the following financial year using historical trends, with all other variables held constant, of the Group’s profit before tax and its equity (due to changes in the fair value of monetary assets and liabilities).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d)

Foreign currency sensitivity (cont’d)

	Change in foreign exchange rate		Effect on profit before tax
	2024	2023	2024	2023
			VND million	VND million
USD	+5%	+5%	(1,013,553)	(1,016,968)
USD	-5%	-5%	1,013,553	1,016,968

EUR	+6%	+9%	(103,872)	(191,311)
EUR	-6%	-9%	103,872	191,311

GBP	+8%	+11%	1,544	(95,807)
GBP	-8%	-11%	(1,544)	95,807

Commodities price risk

The Group is affected by the volatility of certain commodities that are used for its manufacturing of automotive and other goods. The Group manages its commodity price risk by keeping close watch on relevant information and situation of commodity market in order to properly manage timing of purchases, construction plans and inventories level. The Group does not employ any derivative financial instruments to hedge its commodity price risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and lending to related parties.

Counterparty credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to counterparty credit risk management. Credit quality of a counterparty is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding counterparty receivables and contract assets are regularly monitored and any shipments to major counterparties are generally covered by letters of credit or other forms of credit insurance obtained from reputable banks and other financial institutions.

An impairment analysis is performed at each reporting date to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets as disclosed in the following notes:

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Credit risk (cont’d)

Trade receivables from sale of automobile (Note 15)

Customer credit risk is managed when the Group generally requires the customers to make deposits for purchasing automobile. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2024 and 31 December 2023 is immaterial.

Short-term prepayments and other receivables (Note 16)

Other credit risk also arises from receivables from corporate customers and individuals. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2024 and 31 December 2023 is immaterial.

Short-term investments and amount due from related parties (Note 30)

Customer credit risk also arises from amount due from related parties (Note 30). Certain loans are not secured or secured by the securities. The Group manages this credit risk by regularly monitoring the collection progress from these counterparties and assesses if there is any impairment on the outstanding balance, which as at 31 December 2023 and 31 December 2024 is immaterial.

Deposits with banks

Credit risk from balances with banks is managed by Group’s treasury in accordance with the Group’s policy, which is to place deposits with reputable banks and financial institutions.

Allowance for Expected Credit Losses

The loss allowance recognized in the year is impacted by a variety of factors, as described below:

►	Additional allowances for new financial instruments recognized during the year, as well as releases for financial assets derecognized in the year;

►	Impact on the measurement of ECL due to changes in PDs, LGDs and EADs in the year, arising from regular refreshing of inputs to models;

►	Impact on the measurement of ECL due to changes in LGDs arising from the effect of pledging of own shares and properties by various debtors to fulfil the collateral requirements of the lending contracts; and

►	Impacts on the measurement of ECL due to changes made to models and assumptions.

For the years ended 31 December 2024 and 2023, the allowance for Expected Credit Loss for the Group and the Company respectively is immaterial.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

The table below summarizes the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2024 based on contractual undiscounted payments.

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group
As at 31 December 2024
Financial liabilities in respect of DPS2	15,272,181	6,347,431	–	–	21,619,612
Convertible debenture	–	–	–	–	–
Interest-bearing loans and borrowings	–	43,475,002	25,908,494	2,377,092	71,760,588
Trade payables	–	20,791,192	–	–	20,791,192
Accruals	–	11,032,804	329,267	–	11,362,071
Lease liabilities	–	1,763,947	4,780,147	12,235,561	18,779,655
Amount due to related parties	–	75,696,393	31,721,420	137,384,280	244,802,093
Others	–	4,347,268	94,886	–	4,442,154
	15,272,181	163,454,037	62,834,214	151,996,933	393,557,365

Company
As at 31 December 2024
Financial liabilities in respect of DPS	20,500,000	–	–	–	20,500,000
Interest-bearing loans and borrowings	–	3,970,656	2,325,417	–	6,296,073
Accruals	–	211,111	–	–	211,111
Amount due to related parties	–	49,990,500	–	–	49,990,500
	20,500,000	54,172,267	2,325,417	–	76,997,684

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The table below summarizes the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2023 based on contractual undiscounted payments. (cont’d)

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group
As at 31 December 2023
Financial liabilities in respect of DPS2	–	19,012,000	–	–	19,012,000
Convertible debenture	–	1,190,475	–	–	1,190,475
Interest-bearing loans and borrowings	–	45,939,673	28,557,999	6,349,137	80,846,809
Trade payables	–	11,063,663	–	–	11,063,663
Accruals	–	11,109,277	123,867	–	11,233,144
Lease liabilities	–	1,611,095	5,992,884	2,711,211	10,315,190
Amount due to related parties	–	47,629,072	6,298,872	138,749,438	192,677,382
Others	–	6,056,018	–	–	6,056,018
	–	143,611,273	40,973,622	147,809,786	332,394,681

Company
As at 31 December 2023
Interest-bearing loans and borrowings	–	–	5,946,887	–	5,946,887
Convertible debenture	–	1,190,475	–	–	1,190,475
Accruals	–	129,983	–	–	129,983
Amount due to related parties	–	51,242,025	–	–	51,242,025
	–	52,562,483	5,946,887	–	58,509,370

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust payment to shareholders. In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. The Group monitors financial covenant ratios by reference to the Group’s financial information and Vingroup’s consolidated financial information, as specified in each loan agreement. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. During the current period, the Group did not breach any of its loan covenants, nor did it default on any of its obligations under its loan agreements.

The Group primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since the Group inception, the Group have financed its operations primarily though debt and equity financing activities, including support from its parent company, Vingroup, and its Chairman, Mr. Pham Nhat Vuong in the form of borrowings, corporate loan guarantees, grant and capital contributions.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities

	1 January 2024	Cash Inflows	Cash outflows	Foreign exchange	New lease	Others[1]	31 December 2024
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group
Year ended 31 December 2024
Borrowings from external parties, business cooperation contract, convertible debenture and finance lease	71,255,406	36,173,922	(59,721,852)	918,724	–	13,704,879	62,331,079
Borrowings from related parties	39,812,992	62,431,898	(12,155,053)	–	–	(11,255,467)	78,834,370
Lease liabilities	6,849,151	–	(1,536,412)	–	370,542	1,738,853	7,422,134
Financial liabilities in respect of DPS2 and warrant liabilities	18,395,120	–	–	–	–	3,260,818	21,655,938
Interest payable	2,797,194	–	(9,371,333)	–	–	13,354,582	6,780,443
	139,109,863	98,605,820	(82,784,650)	918,724	370,542	20,803,665	177,023,964

	1 January 2023	Cash inflows	Cash outflows	Foreign exchange	New lease	Others[1]	31 December 2023
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group
Year ended 31 December 2023
Borrowings from external parties, business cooperation contract and convertible debenture	56,204,513	40,170,545	(21,077,411)	707,050	–	(4,749,291)	71,255,406
Borrowings from related parties	8,267,265	61,144,538	(29,645,529)	–	–	46,718	39,812,992
Lease liabilities	4,025,234	–	(1,513,796)	–	3,742,844	594,869	6,849,151
Financial liabilities in respect of DPS2 and warrant liabilities	15,180,723	–	–	–	–	3,214,397	18,395,120
Interest payable	597,260	–	(7,134,461)	–	–	9,334,395	2,797,194
	84,274,995	101,315,083	(59,371,197)	707,050	3,742,844	8,441,088	139,109,863

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities (cont’d)

	1 January 2024	Cash Inflows	Cash outflows	Foreign exchange	Others[1]	31 December 2024
	VND million	VND million	VND million	VND million	VND million	VND million
Company
Year ended 31 December 2024
Interest-bearing loans and borrowings	5,946,887	–	(839,366)	275,427	913,125	6,296,073
	5,946,887	–	(839,366)	275,427	913,125	6,296,073

	1 January 2023	Cash inflows	Cash outflows	Foreign exchange	Others[1]	31 December 2023
	VND million	VND million	VND million	VND million	VND million	VND million
Company
Year ended 31 December 2023
Interest-bearing loans and borrowings	5,137,284	209,902	–	–	599,701	5,946,887
	5,137,284	209,902	–	–	599,701	5,946,887

1 This includes the effect of business combination, the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, the effect of lease liabilities (except for additions and payment) and amortization of issuance cost into the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

29.	SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE

	Group
	2024		2023
	No. of shares	VND million	No. of shares	VND million
Issued and fully paid ordinary shares
At 1 January	2,337,788,498	10,029,207	2,299,999,998	871,021
Share based payment to employees	914,000	115,629	21,363,466	4,759,081
Share based payment to service providers	109,998	19,631	32,463	6,020
Acquisition of BSAQ	–	–	5,533,900	1,376,337
Commitment shares issued under Standby Equity Subscription Agreement	–	–	800,000	118,828
Warrants exercised and additional paid to convert into capital	–	–	10,058,671	2,897,920
At 31 December	2,338,812,496	10,164,467	2,337,788,498	10,029,207

As at 31 December 2024, there were 2,338,812,496 ordinary shares of the Company issued and outstanding. The Company’s ordinary shares have no par value as there is no such concept under Singapore law. The issue of ordinary shares is disclosed in the consolidated and stand-alone statements of change in equity.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

29.	SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE (CONT’D)

Loss per share

Basic loss per share and diluted loss per share have been calculated for the years ended 31 December 2024 and 2023. Details are as below:

	Group
	2024	2023 (Restated)
	VND million	VND million
Net loss attributable to parent	(73,212,746)	(79,332,856)
Net loss attributable to parent adjusted for the effect of dilution	(73,212,746)	(79,332,856)
Weighted average number of ordinary shares for basic earnings per share	2,338,415,230	2,310,823,009
Weighted average number of ordinary shares adjusted for the effect of dilution	2,338,415,230	2,310,823,009

	VND	VND
Basic loss per share	(31,309)	(34,331)
Diluted loss per share	(31,309)	(34,331)

For the year ended 31 December 2024, the Company had potential ordinary shares, including unvested shares, convertibles notes and warrants which could potentially dilute basic loss per share in the future but were not included in the calculation of diluted loss per share because they are anti-dilutive for the current year.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

29.	SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE (CONT’D)

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Other reserves
Commitment shares issued under Standby Equity Subscription Agreement	(46,944)	(6,528)	(46,944)	(6,528)
Deemed contribution through awards granted by shareholders to the Company’s employees and others	475,600	475,600	–	–
Capital contribution reserve (i)	6,738,358	5,095,914	–	–
Acquisition of VinFast Vietnam	(56,978,175)	(56,978,175)	–	–
Changing the term of previously issued DPS (Note 27.2)	27,498,417	–	–	–
Deemed contribution from owner through free electric charging offered to customers (ii)	5,900,756	–	–	–
Acquisition of VinES JSC (Note 6)	2,261,091	–	–	–
Deemed contribution from owners through donation (iii)	41,000,000	20,647,786	–	–
TOTAL	26,849,103	(30,765,403)	(46,944)	(6,528)

(i)	In the year ended 31 December 2024, there was a cash settlement of VND1,642,444 million from sales of certain ICE assets to a shareholder, VIG, that occurred in the financial year ended 31 December 2022. The cash settlement is treated as an increase to the capital contribution reserves. The capital contribution reserves for the year ended 31 December 2023 were presented net of the outstanding receivable of the same amount.

(ii)	VinFast, Mr. Pham Nhat Vuong and V-Green entered into an agreement regarding the implementation and payment of costs related to the “Policy”. Mr. Pham Nhat Vuong shall be responsible for paying the costs to implement the Policy for all VinFast electric cars sold to customers under the sale policy applicable until 31 December 2024. V-Green will provide battery charging services to customers under the terms and conditions specified in the Policy and coordinate with the parties upon request

(iii)	This represents financial supports in form of cash injected into the Group from the Managing Director and CEO of the Company, being recognized in the statements of changes in equity. In the year ended 31 December 2024, there was an additional contribution of VND20,352,214 million (2023: VND 20,647,786 million).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES

30.1	Investments in subsidiaries

The Company’s significant investments in subsidiaries are presented in Note 1.

	Company
	2024	2023
	VND million	VND million
Shares, at cost
At the beginning of the year	56,048,591	52,924,417
Return of capital arising from merger of VinFast OEM US Holding, Inc. into Vingroup USA, LLC	–	(2,472,000)
Acquisition of Vingroup USA, LLC which was previously an indirect subsidiary	–	5,507,222
Derivative liability arising from DPS’ (Note 27.1, 27.2)	20,500,000	–
Share based payment to employees in Vinfast Trading and Production JSC	52,513	–
Capital contribution to VinFast UK	15,479	–
Capital contribution to VinFast India Ltd.	346,119	102
Capital contribution to PT VinFast Automobile Indonesia	764,656	13,082
Capital contribution to VinFast Middle East	174,212	–
Capital contribution to VinFast Mexico	2,772	–
Capital contribution to VinFast Nigeria	490	–
Capital contribution to VinFast Philippines	118,209	–
Capital contribution to VinFast Auto (Thailand) Co., Ltd.	967	75,768
Capital contribution to VinFast Kazakhstan	11,529	–
	78,035,537	56,048,591
Allowance for impairment
Beginning balance	46,577,612	–
Charge for the year	10,800,000	46,577,612
Ending balance	57,377,612	46,577,612
At the end of the year	20,657,925	9,470,979

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.1	Investments in subsidiaries (Cont’d)

Investments in subsidiaries with operations in Vietnam and USA with carrying amounts, net of impairment losses, amounting to VND 8,511,216 million (2023: VND8,458,703 million) and VND923,324 million (2023: VND923,324 million) respectively, were tested for impairment at the end of the reporting year. The recoverable amount of the investments were measured based on its value in use computed using a discounted cash flow based on a five-year cash flow projection.

For the year ended 31 December 2024, as the recoverable amount was less than the carrying amount of the Company’s investment in VinFast Trading and Production JSC and Vingroup USA LLC, an impairment loss of VND10,800,000 million (2023: VND46,577,612 million) was recognized.

The recoverable amounts were based on pre-tax discount rate and long-term growth rate of 16.7% and 4.0% (2023: 21.3% and 3.0%), respectively.

Sensitivity to changes in assumptions

The implication of the change in the two key assumptions for the recoverable amount of the subsidiaries is shown below:

►	Discount rates – Discount rates represent the current market assessment of the risks specific to each investment, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate of 16.7% (2023: 21.3%). The post-tax discount rate of 13.3% (2023: 15%) is derived based on the specific circumstances of the investee and is derived from its weighted average cost of capital (“WACC”), which reflects market participants’ perspective. If discount rates increase by 0.5%, the investment will be further impaired.

►	Long-term growth rate – Estimate is obtained based on the average anticipated growth rate of the respective markets. The long-term growth rate used is 4% (2023: 3%). If the long-term growth rate decreases by 0.5%, the investment will be further impaired.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties

The related parties with which the Group had significant transactions during the years ended 31 December 2024 and 2023 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Managing Director and CEO
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology LLC”)	Entity under common control
Vincom Retail JSC	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Landmark 81 Company Limited (“Vincom Retail Landmark 81 LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes Hai Phong Industrial Zone Investment JSC (“VHIZ Hai Phong JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Entity under common control (Associate of the Ultimate Parent Company until July 2023)
Thai Son Construction Investment JSC	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
PT XanhSM Green and Smart Mobility Indonesia (“PT Xanh SM Indo”)	Entity under common control
Ecology Development and Investment Joint Stock Company (“Ecology JSC”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Entity under common control
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinITIS Transmission Infrastructure and Information Technology Solution (“VinITIS JSC”)	Entity under common control
Green City Development Joint Stock Company (“Green City Development JSC”)	Entity under common control
Vinmec Joint Stock Company (“Vinmec JSC”)	Entity under common control
Metropolis Ha Noi Joint Stock Company (“Metropolis Ha Noi JSC”)	Entity under common control
V-Green Global Charging Stations Development Joint Stock Company (“V-Green JSC”)	Entity under common control

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2024 and 2023 were as follows:

		Group		Company
		2024	2023	2024	2023
Related party	Transactions	VND million	VND million	VND million	VND million
Vingroup JSC	Borrowings	60,854,614	73,708,579	–	–
	Borrowings (converted from interest payables)	2,792,567	–	–	–
	Interest expense	8,014,773	3,757,113	–	–
	Capital contribution by offsetting against borrowings	20,000,000	–	–	–
	Vingroup guarantee for VinFast’s payment obligations	(i)	(i)	–	–

Asian Star	Sponsorship contribution - accounted for as deemed contribution	-	1,667,786	–	–

VIG	Cash received for disposal of ICE assets (inclusive of VAT receivable)	1,642,448	–	–	–
	Sponsorship contribution accounted for as deemed contribution	74,904	–	–	–

Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	8,277,310	18,980,000	–	–
	Deemed contribution from owner through free electric charging offered to customers (ii)	5,900,756	–	–	–
	VinES transactions	(iii)	(iii)	–	–

Vinhomes JSC	Cash received from selling car voucher	–	937,953	–	–
	Sale of smart devices	5,681	136,773	–	–
	Sale of vehicles	1,613,572	–	–	–
	Service fee	82,934	68,002	–	–

(i)	There are certain loans and borrowings of VinFast guaranteed by ultimate parent (Note 21).

(ii)	This represents the estimated amount to be paid directly by Mr Pham to V-Green for the entire free charging period for all applicable sales up to 31 December 2024 under the free charging program in Vietnam (excluding the free charging programs that were announced and committed by the Group previously).

(iii)	Arising from the acquisition of a subsidiary (Note 6).

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2024 and 2023 were as follows: (cont’d)

		Group		Company
		2024	2023	2024	2023
Related party	Transactions	VND million	VND million	VND million	VND million
Vinpearl JSC	Loan receivable	300,000	-	–	–
	Interest receivable	2,071	9,862	–	–
	Purchase of hospitality vouchers	55,423	160,564	–	–
	Purchase of other services	126,523	96,026	–	–
	Hotel service expenses	19,370	43,044	–	–

VHIZ JSC	Interest expense	1,485,300	1,574,845	–	–
	Payment on behalf	1,580	171,750	–	–

VHIZ Hai Phong JSC (iv)	Interest expense	283,217	–	–	–

Vincom Retail JSC	Borrowings	–	3,540,000	–	–
	Interest expense	–	42,262	–	–

Vincom Retail Operation LLC	Rental showrooms and charging stations	174,200	109,551	–	–
	Borrowings	2,130,000	6,920,000	–	–
	Interest expense	138,128	–	–	–
				–	–
Suoi Hoa JSC	Borrowings	230,000	685,000	–	–
				–	–
GSM JSC	Revenue from sale of vehicles	9,852,019	18,557,705	–	–
	Late payment penalty interest	245,817	143,856	–	–
	Other revenue	53,796	9,184	–	–

PT Xanh SM Indo	Revenue from sale of vehicles	1,654,307	–	–

VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	138,425	5,140	–	–

(iv)	In November 2024, VHIZ JSC split into VHIZ Hai Phong JSC, VHIZ Ha Tinh JSC and VHIZ JSC. Accordingly, VHIZ JSC transfer all rights and obligations under the factory leasing contract previously signed with the Company to VHIZ Hai Phong JSC.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2024 and 2023 were as follows: (cont’d)

		Group		Company
		2024	2023	2024	2023
Related party	Transactions	VND million	VND million	VND million	VND million
Vinbus Ecology LLC	Revenue from sale of electric buses	87,963	170,427	–	–
	Loan receivables	9,900,000	–	–	–
	Interest receivables	180,197	–	–	–
	Interest expense	327,755	–	–	–
	Borrowings and repayments of loans (within three months)	18,474,000	–	–	–

Vinsmart Research and Manufacture JSC	Purchase of property, plant and equipment and goods	225,082	25,279	–	–
	Sponsorship contribution - accounted for as deemed contribution	12,000,000	–	–	–

VinFast OEM	Lending	–	–	–	2,648,800
	Interest income	–	–	353,884	363,597
Ecology JSC	Revenue from sale of electric buses	21,545	254,902	–	–

VinCSS JSC	Information technology service fee	61,353	94,196	–	–

VinITIS JSC	Information technology service fee	103,642	60,020	–	–

Vincom Retail Landmark 81 LLC	Borrowings	140,000	–	–	–

V-Green JSC	Revenue from business cooperation contracts	55,298	–	–	–
	Payment on behalf	398,554	–	–	–
	Charging subsidies	211,875	–	–	–

Vinfast JSC	Share based payment	–	–	52,513	–
		–	–
Vingroup USA	Loan repayment	–	–	419,220	–

VF France	Lending	–	–	690,480	2,352,616
	Loan repayment	–	–	2,776,716	–
	Interest Income	–	–	140,087	40,133

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2024 and 2023 were as follows: (cont’d)

		Group		Company
		2024	2023	2024	2023
Related party	Transactions	VND million	VND million	VND million	VND million
Vinfast UK	Capital contribution	–	–	15,479	–

Vinfast India	Capital contribution	–	–	346,119	102

Vinfast Indonesia	Capital contribution	–	–	764,656	13,082

Vinfast ME	Capital contribution	–	–	174,212	–

Vinfast Mexico	Capital contribution	–	–	2,772	–

Vinfast Nigeria	Capital contribution	–	–	490	–

Vinfast Philippines	Capital contribution	–	–	118,209	–

Vinfast Thailand	Capital contribution	–	–	967	75,768

Vinfast Kazakhstan	Capital contribution	–	–	11,529	–

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.2	Transactions with related parties (cont’d)

Terms and conditions of transactions with related parties during the years

During the year ended 31 December 2024 and 2023, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate from 5.2% to 15% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended 31 December 2024 and 2023, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Capital Funding Agreement

VinFast Vietnam, a subsidiary, has entered into the non-binding Capital Funding Agreement and the related amendment with the Company’s Managing Director and CEO, Mr. Pham Nhat Vuong and Vingroup JSC, Asian Star, VIG (hereby called the Initial Shareholders) that provides a framework for us to receive up to VND60,000. billion (USD2,465.6 million), consisting of VND24,000 billion (USD986.2 million) in grants from the Managing Director and CEO, Mr. Pham Nhat Vuong, directly or through the Asian Star and VIG, as well as up to VND24,000 billion (USD986.2 million) in loans and up to VND12,000 billion (USD493.1 million) in grants from Vingroup JSC by April 2024, in amounts to be mutually agreed, at such time as required by VinFast and subject to the Company’s Managing Director and CEO and the Company’s Initial Shareholders having sufficient financial resources. These fundings have been completely disbursed to us until April 2024.

In November 2024, VinFast Vietnam, has entered into the Grant Agreement with Mr. Pham, Asian Star and VIG (“Grantors”) that provides a framework for us to additionally receive in cash or in kind value of up to VND50,000 billion, in amounts to be mutually agreed, at such time as required by VinFast and subject to financial capacity of Grantors at that time. As of 31 December 2024, Mr. Pham Nhat Vuong has disbursed an aggregate amount of VND5,000 billion (USD205.5 million) to VinFast as a free grant in accordance with the commitment.

VinFast Auto Ltd. and its subsidiaries

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties

Amounts due to and from related parties as at 31 December 2024 and 2023:

	Group		Company
	2024	2023 (restated)	2024	2023
	VND million	VND million	VND million	VND million
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	4,272,121	2,605,366	3,540,656	2,803,335
Short-term loans (Note 30.3a)	–	–	2,565,501	2,352,616
Short-term advance to and receivables (Note 30.3b)	4,272,121	2,605,366	975,155	450,719
Long-term loans to and receivables from related parties	3,630	47,443	–	2,648,800
Long-term loans (Note 30.3a)	–	–	–	2,648,800
Long-term receivables (Note 30.3b)	3,630	47,443	–	–
TOTAL	4,275,751	2,652,809	3,540,656	5,452,135

Amounts due to and from related parties as at 31 December 2024 and 2023:

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Amounts due to related parties
Short-term payables to and borrowings from related parties	64,126,981	44,338,043	49,990,500	51,242,025
Short-term payables (Note 30.3b)	9,245,891	6,910,748	49,990,500	51,242,025
Short-term borrowings (Note 30.3a)	54,881,090	37,427,295	–	–
Long-term payables to related parties	40,531,203	18,151,355	–	–
Long-term payables (Note 30.3b)	16,577,923	15,765,658	–	–
Long-term borrowings (Note 30.3a)	23,953,280	2,385,697	–	–
TOTAL	104,658,184	62,489,398	49,990,500	51,242,025

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties (cont’d)

(a)            Detail of loans to and borrowings from related parties:

►	As at 31 December 2024:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
VinFast OEM US Holding, Inc., (i)	–	2,348,343		November 2025
VinFast France (ii)	–	217,158	From 6% to 7.5%	From January 2025 to April 2025
TOTAL	–	2,565,501

Short-term borrowings from related parties
Vingroup JSC	54,840,302	–	From 5.2% to 14.5%	From February 2025 to November 2025
Vinpearl Australia Pty Ltd. (iii)	40,788	–
TOTAL	54,881,090	–

Long-term borrowings from a related party
Vingroup JSC	23,953,280	–	From 9.2% to 15%	From January 2026 to March 2027
TOTAL	23,953,280	–

(i)	Amounts denominated in United States Dollar

(ii)	Amounts denominated in Euro

(iii)	Amounts denominated in Australian Dollar

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties (cont’d)

(a)            Detail of loans to and borrowings from related parties: (cont’d)

►	As at 31 December 2023:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
VinFast France (i)	–	2,352,616	7.5%	August 2024
TOTAL	–	2,352,616

Long-term loans to related parties
VinFast OEM US Holding, Inc., (ii)	–	2,648,800	15.5%	November 2025
TOTAL	–	2,648,800

Short-term borrowings from related parties
Vingroup JSC	37,410,790	–	From 5.7% to 12%	From February 2024 to December 2024
Vinpearl Australia Pty Ltd. (iii)	16,505	–	7%	August 2024
TOTAL	37,427,295	–

Long-term borrowings from a related party
Vingroup JSC	2,385,697	–	From 14.5% to 15%	August 2025 and September 2026
TOTAL	2,385,697	–

(i)	Amounts denominated in Euro

(ii)	Amounts denominated in United States Dollar

(iii)	Amounts denominated in Australian Dollar

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties (cont’d)

(b)            Detail of other balance due from and due to related parties:

		Group		Company
		2024	2023 (restated)	2024	2023
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December
Short-term advance to and receivables from related parties

GSM JSC	Receivable from sale of vehicles	2,343,282	1,809,837	–	–
GSM Indo JSC	Receivable from sale of vehicles	1,325,057	–	–	–
V-Green JSC	Receivable from disposal of assets	371,046	–	–	–
VinES JSC	Receivable from disposal of assets	–	237,184	–	–
Vinhomes JSC	Receivable from sale of smart devices	4,818	87,735	–	–
Vinbus Ecology LLC	Receivable from sale of electric buses	16,023	75,010	–	–
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	–	7,493	–	–
Vinpearl JSC	Interest receivables	977	792	–	–
Vingroup JSC	Receivable from providing services and disposal of assets	472	1,368	–	–
VHIZ JSC	Payment on behalf and others	2,774	36,760	–	–
VinFast OEM (i)	Interest receivables	–	–	793,553	415,752
VinFast France (ii)	Interest receivables	–	–	176,010	34,967
Others	Other short-term receivables	139,014	348,850	5,592	–
SUBTOTAL		4,203,463	2,605,029	975,155	450,719
Others	Advance to suppliers	68,658	337	–	–
TOTAL		4,272,121	2,605,366	975,155	450,719

(i)	Amounts denominated in United States Dollar

(ii)	Amounts denominated in Euro

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties (cont’d)

(b)            Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2024	2023	2024	2023
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December
Short-term payables to related parties
VHIZ JSC	Payable relating to leaseback transaction and others	131,978	1,165,590	–	–
Vingroup JSC	Interest payables and others	5,918,690	1,781,633	–	–
VinFast Vietnam	Payables due to assignment of P-notes from Vingroup JSC and VIG	–	–	49,990,500	49,990,500
VGR USA	Shareholder receipt on behalf	–	–	–	1,251,525
Vinsmart Research and Manufacture JSC	Payable for purchasing of raw materials and assets	237,371	114,633	–	–
Vinhomes JSC	Car vouchers which have not been redeemed	338,169	888,801	–	–
Other payables		74,311	117,127	–	–
VinES JSC	Payable relating to purchase of goods and services	–	901,233	–	–
Vin3S JSC	Payable relating to purchase of assets and services	42,224	58,408	–	–
V-Green JSC	Payables	145,759	–	–	–
VinFast Lithium Battery Pack LLC	Payables	76,330	–	–	–
Vincom Retail Operation LLC	Payables	86,896	52,908	–	–
VHIZ Hai Phong JSC	Payables for leaseback transaction and others	1,379,381	–	–	–
Vinbus Ecology LLC	Interest payables and others	300,525	–	–	–
GSM JSC	Payables	140,864	16,134	–
VinITIS JSC	Payables	63,931	25,029	–
Others	Other advance and payables	219,907	394,475	–	–
SUBTOTAL		9,156,336	5,515,971	49,990,500	51,242,025
Vinhomes JSC	Advance from customers	81,109	1,379,251
Others	Advance from customers	8,446	15,526	–	–
TOTAL		9,245,891	6,910,748	49,990,500	51,242,025

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

30.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

30.3	Amounts due to and due from related parties (cont’d)

(b)            Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2024	2023	2024	2023
Related Parties	Transactions	VND million	VND million	VND million	VND million

As at 31 December
Long-term payables to related parties
VHIZ JSC	Payables relating to leaseback transaction and others	–	15,296,294	–	–
VHIZ Hai Phong JSC	Payables relating to leaseback transaction and others	16,360,114	–	–	–
Vingroup JSC	Interest payables	217,809	469,364	–	–
TOTAL		16,577,923	15,765,658	–	–

Long-term receivables from related parties
Others	Deposit received and other receivables	3,630	47,443	–	–
TOTAL		3,630	47,443	–	–

30.4	Other related party transactions

Compensation of key management personnel of the Group and Company are as follows:

	Group		Company
	2024	2023	2024	2023
	VND million	VND million	VND million	VND million
Salaries and other short-term employee benefits	25,342	78,038	20,189	13,389
Share-based payments	57,187	21,388	57,187	21,388
	82,529	99,426	77,376	34,777

Comprise amounts paid to:
Directors of the Company	82,529	99,426	77,376	34,777
Other key management personnel	–	–	–	–
	82,529	99,426	77,376	34,777

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2024

31.	EVENTS AFTER THE REPORTING DATE

On 27 March 2025, a subsidiary of the Company, VinFast JSC, passed a resolution to raise VND10,000 billion by way of private placement of shares. As of the date of this report, no shares have been issued by VinFast JSC.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.

32.	AUTHORISATION OF FINANCIAL STATEMENTS FOR ISSUE

The financial statements for the year ended 31 December 2024 were authorised for issue in accordance with a resolution of the directors on 16 May 2025.